
08043470


1983 · 25th Anniversary · 2008
American River Bankshares

CONSISTENCY BUILDS VALUE


PROCESSED
MAY 0 5 2008
THOMSON REUTERS

2007 Annual Report

TABLE OF CONTENTS

Annual Report Copies

American River Bankshares will provide its security holders and interested parties, without charge, a copy of its 2007 Annual Report on Form 10-K, including the financial statements and schedules thereto, as filed with the Securities and Exchange Commission. To request a copy by mail, please contact American River Bankshares. To view a pdf version online, please go to our web site at www.amrb.com

Investor Relations
American River Bankshares
3100 Zinfandel Drive, Suite 450
Rancho Cordova, CA 95670
(916) 851-0123
investor.relations@amrb.com
www.amrb.com

OUR STRATEGIC PLAN

Grow Business Banking

- Focus on core deposits
- Aggressive account acquisition
- Niches that differentiate
- Emphasize relationship banking

Expense Management

- Efficiency & effectiveness
- Control overheard
- Outwork competition

Manage Capital

- Prudent capital management to enhance shareholder value
- Share buybacks
- Cash & stock dividends

Focus on Credit Quality

- Quality credit culture
- Common sense real estate lending
- Diversified loan portfolio



Grow Business Banking
Credit Quality
Expense Management
Manage Capital



Laurie Todd-Dunlap of North Coast Bank with 4th grade students at Brook Hill Elementary School in Santa Rosa for Teach Children to Save Day.

FOCUS ON THE COMMUNITY

American River Bankshares' community programs continue to make the biggest impact possible in the communities we serve. Our programs include the Employee Volunteer, Community Giving and the AMRB Foundation, all of which strive to support organizations that create opportunity, enhance self-esteem and provide physical and emotional well-being for the most vulnerable women and children.

Our Employee Volunteer Program allows all employees from the date of hire 40 hours of volunteer time a year without taking time off. We also offer matching grants that recognize the time commitment employees have made to an organization. In 2007, employees donated 2,800 hours of volunteer time, which is the equivalent of 21 hours per employee.

The American River Bankshares Foundation was established in July 2004 to give back meaningfully to local non-profit organizations based in Amador, Placer, Sacramento or Sonoma Counties. A large portion of the Foundation's funding is a result of the Employee Match Program, which matches dollar-for-dollar employee contributions. In 2007, employees donated almost $12,000 to the Foundation, which resulted in six grants totally $90,0000 to local non-profit organizations.

American River Bank and Bankshares were the #1 fundraising team for the Antelope Relay for Life, bringing in $8,000 for the American Cancer Society.

LETTER FROM THE CHAIRMAN AND CEO

Dear Fellow Shareholder,

In 2008, American River Bankshares is celebrating its 25th Anniversary, which presents an opportune occasion to reflect on where we've been as a Company and more importantly, where we are headed in the future.

We have come a long way as an organization from where we started across from Oaks Hardware in the Fair Oaks Village, but the most important aspects of our Company remain the same. American River Bankshares is still led by a management team with a breadth of experience committed to providing financial solutions to local business owners in Northern California. We still concentrate on shareholder value and are proud of our long-term return to investors.

Since the day we first opened our doors in August 1983, our focus has remained singular – provide business banking expertise to the community, offer the best financial products and all with unparalleled service from engaged and caring employees. Twenty-five years of unwavering focus has given us the opportunity to work at perfecting our style of business banking without being sidetracked by the latest trend.

Our singular focus guided by an experienced management team will continue to serve us well as we look towards the future. While other companies find themselves distracted by the current pressures facing the financial industry and are forced to concentrate internally, American River Bankshares is presented with a great opportunity to gain market share and acquire new clients.

There will be many challenges and a lot of hard work ahead in the coming year, but American River Bankshares is positioned to fill the need in the markets we serve for business banking solutions.

Thank you for your investment in American River Bankshares and for the confidence you have placed in our Company.

Here's to another twenty-five great years!

Sincerely,

Charles D. Fite
Chairman of the Board

David T. Taber
President & CEO

Jim Wilmarth of Bank of Amador with 5th grade students at Jackson Elementary School for Teach Children to Save Day.




American River Bank


NORTH
COAST
BANK
a division of American River Bank


Bank of
Amador
Member FDIC
a division of American River Bank

American River Bank*

1. Bradshaw Plaza
2. Capitol Mall
3. Fair Oaks Village
4. Point West
5. Roseville

Bank of Amador**

6. Buckhorn
7. Ione
8. Jackson

North Coast Bank**

9. Healdsburg
10. Santa Rosa
11. Windsor

★ American River Bankshares Headquarters
This location also serves as a convenience branch for American River Bank

Darker area on map indicates our service area.

*Member FDIC / Equal Housing Lender
**Bank of Amador and North Coast Bank are divisions of American River Bank

Key Facts

NASDAQ-GS Symbol	AMRB
Market Capitalization	$96 million
Founded	1983
Headquarters	Rancho Cordova, CA
Number of Offices:	12
Number of Employees	132
Average Volume	4,046 shares per day
Shares Outstanding	5,540,002
Inside Ownership	10.60%
Institutional Ownership	14.18%

The Boys & Girls Club of Healdsburg received $15,000 from the AMRB Foundation to support the SMART Girls Program.

FINANCIAL HIGHLIGHTS

Loan Mix

- Other $38,112,000
- Construction & Land Dev $66,022,000
- Investor CRE $87,567,000
- Bus Property Loans $104,207,000
- Commercial $105,467,000
- Total loans $401,375,000

Deposit Mix

- Savings $35,639,000
- Interest checking $43,577,000
- Time deposits $116,366,000
- Money market $127,397,000
- Noninterest-bearing deposits $132,666,000
- Total deposits $455,645,000

Total Return Performance



225
200
175
150
125
100
75
Index Value
'02
'03
04
'05
'06
'07

- ◆ American River Bankshares
- ■ NASDAQ Composite
- ▲ SNL Bank NASDAQ Index

Index	12/31/02	12/31/03	12/31/04	12/31/05	12/31/06	12/31/07
American River Bankshares	100.00	131.07	154.17	162.69	191.01	148.29
NASDAQ Composite	100.00	150.01	162.89	165.13	180.85	198.60
SNL Bank NASDAQ Index	100.00	129.08	147.94	143.43	161.02	126.42

Source: SNL Financial

Diluted EPS

2007	$1.46
2006	$1.46
2005	$1.45
2004	$1.07
2003	$0.90

Fred Barnum of Barnum & Celillo and his foursome play in the Bill Young Memorial Golf Classic, which has raised almost $400,000 since 1988.



Consistency Builds Value

- 96 consecutive profitable quarters
- Five-year shareholder return of 48.29%
- Stock splits in 1999 and 2003
- 5% stock dividends from 1997-2002 and 2004-2006
- Cash dividends since 1992; quarterly since 1Q 2004
- 406,350 shares repurchased totaling $9.2 million in 2007

Dollars in thousands

Statement of Operations	2007	2006	Percent Change
Net interest income	$ 26,402	$ 27,066	(2.5%)
Provision for loan and lease loss	450	320	40.6%
Noninterest income	2,599	2,443	6.4%
Noninterest expense	14,833	14,388	3.1%
Net income	8,478	9,062	(6.4%)
Balance Sheet	**2007**	**2006**	**Percent Change**
Total assets	$ 573,685	$ 604,003	(5.0%)
Net loans and leases	394,975	382,993	3.1%
Deposits	455,645	493,875	(7.7%)
Shareholder equity	59,973	62,371	(3.8%)
Per Share Data	**2007**	**2006**	**Percent Change**
Basic earnings	$ 1.47	$ 1.49	(1.3%)
Diluted earnings	1.46	1.46	-
Book value	10.72	11.02	(2.7%)
Cash dividends paid per share	0.58	0.55	5.5%
Operating Ratios	**2007**	**2006**	
Return on average assets	1.47%	1.50%	
Return on average equity	14.01%	14.48%	
Return on average tangible equity	19.78%	20.33%	
Efficiency (fully taxable equivalent)	49.49%	47.11%	
Net interest margin	5.10%	5.03%	
Total risk based capital to risk weighted assets	10.70%	11.59%	
Asset Quality Ratios	**2007**	**2006**	
Allowance for loan and lease losses to loans	1.47%	1.51%	
Nonperforming loans and leases to total loans and leases	1.86%	0.02%	
Net charge-offs to average loans and leases	0.11%	0.03%	

OUR TEAM

American River Bankshares Board of Directors

Charles D. Fite
Chairman of the Board
President, Fite Development Co.

Roger J. Taylor, DDS
Vice-Chairman of the Board
Executive Director
Impax Health Prime
Retired Dentist

Stephen H. Waks, Esq.
Secretary to the Board
Attorney-at-Law and Owner
Waks Law Corporation

Amador S. Bustos
Chairman & CEO
Bustos Media, LLC

Dorene C. Dominquez
President
Vanir Group of Companies

Robert J. Fox, CPA
Partner
Gallina LLP

William A. Robotham, CPA
Executive Partner
Pisenti & Brinker LLP

David T. Taber
President & CEO
American River Bankshares

Michael A. Ziegler
President & CEO
Pride Industries

American River Bankshares Management Team

David T. Taber
President & CEO

Mitchell A. Derenzo
EVP & Chief Financial Officer

Douglas E. Tow
EVP & Chief Credit Officer

Kevin B. Bender
EVP & Chief Information Officer

Community Bank Management Team

David T. Taber
CEO, American River Bank

Robert E. Barrett
SVP, Real Estate Division
American River Bank

Raymond F. Byrne
President, North Coast Bank

Wayne T. Garibaldi
Regional President, Bank of Amador

Donald D. Sager
SVP, Business Banking
American River Bank

Laurie M. Todd-Dunlap
SVP, Loan Administrator
North Coast Bank

American River Bank Board of Directors

Charles D. Fite
Chairman of the Board

Roger J. Taylor, DDS
Vice Chairman

Robert J. Fox, CPA

William A. Robotham, CPA

David T. Taber

Stephen H. Waks, Esq

Philip A. Wright
Owner
Prudential California Realty

Michael A. Ziegler

North Coast Bank Regional Community Bank Board

Raymond F. Byrne

Leo J. Becnel, O.D.
Optometrist & Managing Partner
Windsor Medical Center

Pam Chanter
Vice President
Vantreo Insurance Brokers

Daniel Grow
Bank Consultant
Grow Associates, LLC

Robert Hillmann
Movie director, producer and cameraman

Herb Liberman
Economic Development Coordinator
Healdsburg Chamber of Commerce &
Visitors Bureau

Dennis Murphy

William A. Robotham, CPA

Stephen Schwitalla
CEO
Sonoma County Vintners Co-op

Herbert C. Steiner
Pharmacist & Owner
Cloverdale Pharmacy

Philip A. Wright

Transfer Agent

Computershare Trust Company
350 Indiana Street, Suite 800
Golden, CO 80401
1-800-942-5909
www.computershare.com

Annual Meeting

The 2008 annual meeting of American River Bankshares will be held at 5:00 p.m. on May 22, 2008 at:
American River Bank
1545 River Park Dr., Suite 107
Sacramento, CA 95815

Financial Table of Contents

Selected Financial Data

FINANCIAL SUMMARY—The following table presents certain consolidated financial information concerning the business of the Company and its subsidiaries. This information should be read in conjunction with the Consolidated Financial Statements, the notes thereto, and Management's Discussion and Analysis included in this report. All per share data has been retroactively restated to reflect stock dividends and stock splits. In December 2004, the Company completed a merger with Bank of Amador. The merger transaction was accounted for using the purchase method of accounting and accordingly the results of their operations are included in the table below.

As of and for the Years Ended December 31, *(In thousands, except per share amounts and ratios)*

	2007	2006	2005	2004	2003
Statement Of Operations Data:					
Net interest income	$ 26,402	$ 27,066	$ 26,462	$ 19,418	$ 16,866
Provision for loan and lease losses	450	320	322	895	946
Other income	2,599	2,443	2,329	2,395	2,253
Other expenses	14,833	14,388	13,493	11,713	10,372
Income before income taxes	13,718	14,801	14,976	9,205	7,801
Income taxes	5,240	5,739	5,792	3,378	3,060
Net income	$ 8,478	$ 9,062	$ 9,184	$ 5,827	$ 4,741
Earnings per share–basic	$ 1.47	$ 1.49	$ 1.48	$ 1.12	$ 0.98
Earnings per share–diluted	1.46	1.46	1.45	1.07	0.90
Cash dividends per share	0.58	0.55	0.49	0.38	0.24
Book value per share	10.73	10.50	10.15	9.59	7.19
Tangible book value per share	7.60	7.50	7.24	6.61	7.18
Balance Sheet Data:					
Balance sheet totals-end of period:					
Assets	$ 573,685	$ 604,003	$ 612,763	$ 586,666	$ 397,393
Loans and leases, net	394,975	382,993	365,571	352,467	262,464
Deposits	455,645	493,875	500,706	475,387	322,507
Shareholders' equity	59,973	62,371	62,746	58,990	35,457
Average balance sheet amounts:					
Assets	$ 575,225	$ 603,040	$ 596,670	$ 439,012	$ 363,175
Loans and leases	390,488	381,465	360,319	277,647	248,342
Earning assets	524,365	544,794	537,031	400,265	333,800
Deposits	479,344	488,026	494,905	357,420	279,883
Shareholders' equity	60,533	62,570	60,641	39,163	33,461
Selected Ratios:					
For the year:					
Return on average equity	14.01%	14.48%	15.14%	14.88%	14.17%
Return on average assets	1.47%	1.50%	1.54%	1.33%	1.31%
Efficiency ratio*	49.49%	47.11%	45.16%	53.12%	53.73%
Net interest margin*	5.10%	5.03%	4.98%	4.90%	5.10%
Net charge-offs to average loans & leases	0.11%	0.03%	0.04%	0.08%	0.08%
At December 31:					
Average equity to average assets	10.52%	10.38%	10.16%	8.92%	9.21%
Leverage capital ratio	7.72%	7.81%	7.66%	8.35%	8.96%
Allowance for loan and leases losses to total loans and leases	1.47%	1.51%	1.53%	1.54%	1.48%

* *fully taxable equivalent*

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following is American River Bankshares management's discussion and analysis of the significant changes in income and expense accounts for the years ended December 31, 2007, 2006, and 2005.

Cautionary Statements Regarding Forward-Looking Statements

Certain matters discussed or incorporated by reference in this Annual Report including, but not limited to, matters described herein are "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, Section 27A of the Securities Act of 1933, as amended, and subject to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements may contain words related to future projections including, but not limited to, words such as "believe," "expect," "anticipate," "intend," "may," "will," "should," "could," "would," and variations of those words and similar words that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those projected. Factors that could cause or contribute to such differences include, but are not limited to, the following: (1) variances in the actual versus projected growth in assets; (2) return on assets; (3) loan and lease losses; (4) expenses; (5) changes in the interest rate environment including interest rates charged on loans, earned on securities investments and paid on deposits; (6) competition effects; (7) fee and other noninterest income earned; (8) general economic conditions nationally, regionally, and in the operating market areas of the Company and its subsidiaries; (9) changes in the regulatory environment; (10) changes in business conditions and inflation; (11) changes in securities markets; (12) data processing problems; (13) a decline in real estate values in the Company's operating market areas; (14) the effects of terrorism, the threat of terrorism or the impact of the current military conflicts in Afghanistan and Iraq and the conduct of the war on terrorism by the United States and its allies, as well as other factors. The factors set forth in this report and other cautionary statements and information set forth in this report should be carefully considered and understood as being applicable to all related forward-looking statements contained in this report, when evaluating the business prospects of the Company and its subsidiaries.

Forward-looking statements are not guarantees of performance. By their nature, they involve risks, uncertainties and assumptions. The future results and shareholder values may differ significantly from those expressed in these forward-looking statements. You are cautioned not to put undue reliance on any forward-looking statement. Any such statement speaks only as of the date of this report, and in the case of any documents that may be incorporated by reference, as of the date of those documents. We do not undertake any obligation to update or release any revisions to any forward-looking statements, to report any new information, future event or other circumstances after the date of this report or to reflect the occurrence of unanticipated events, except as required by law. However, your attention is directed to any further disclosures made on related subjects in our subsequent reports filed with the Securities and Exchange Commission (the "SEC") on Forms 10-K, 10-Q and 8-K.

Critical Accounting Policies

General

The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The financial information contained within our statements is, to a significant extent, financial information that is based on measures of the financial effects of transactions and events that have already occurred. We use historical loss data, peer group experience and the economic environment as factors, among others, in determining the inherent loss that may be present in our loan and lease portfolio. Actual losses could differ significantly from the historical factors that we use. Other estimates that we use are related to the expected useful lives of our depreciable assets. In addition, GAAP itself may change from one previously acceptable method to another method. Although the economics of our transactions would be the same, the timing of events that would impact our transactions could change.

Allowance for Loan and Lease Losses
The allowance for loan and lease losses is an estimate of the credit loss risk in our loan and lease portfolio. The allowance is based on two basic principles of accounting: (1) Statement of Financial Accounting Standards ("SFAS") No. 5 "Accounting for Contingencies," which requires that losses be accrued when it is probable that a loss has occurred at the balance sheet date and such loss can be reasonably estimated; and (2) SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," which requires that losses be accrued on impaired loans based on the differences between the value of collateral, present value of future cash flows or values that are observable in the secondary market and the loan balance.

The allowance for loan and lease losses is determined based upon estimates that can and do change when the actual risk, loss events, or changes in other factors, occur. The analysis of the allowance uses an historical loss view as an indicator of future losses and as a result could differ from the loss incurred in the future. If the allowance for loan and lease losses falls below that deemed adequate (by reason of loan and lease growth, actual losses, the effect of changes in risk ratings, or some combination of these factors), the Company has a strategy for supplementing the allowance for loan and lease losses, over the short term. For further information regarding our allowance for loan and lease losses, see "Allowance for Loan and Lease Losses Activity" discussion.

Stock-Based Compensation
Prior to January 1, 2006, the Company accounted for its stock-based compensation under the recognition and measurement principles of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Because the Company's 2000 Stock Option Plan provides for the issuance of options at a price of no less than the fair market value at the date of the grant, no compensation expense was recognized in the financial statements unless the options were modified after the grant date.

Effective January 1, 2006, the Company adopted Financial Accounting Standards Board (the "FASB") Statement Number 123 (revised 2004) ("FAS 123 (R)"), "Share-Based Payments" on a modified prospective basis. FAS 123 (R) requires all entities to recognize compensation expense in an amount equal to the fair value of share-based payments such as stock options granted to employees. The Company is required to record compensation expense (as previous awards continue to vest) for the unvested portion of previously granted awards that remain outstanding at the date of adoption. As a result of adopting Statement 123(R) on January 1, 2006, the Company's income before provision for income taxes and net income for the year ended December 31, 2007, was $301,000 and $251,000 lower, respectively, and for the year ended December 31, 2006 was $221,000 and $184,000, respectively, than if it had continued to account for share-based compensation under APB Opinion No. 25. Diluted earnings per share and basic earnings per share for the year ended December 31, 2007 would have increased $0.05 and $0.04, respectively, and for the year ended December 31, 2006 would have increased $0.04 and $0.03, respectively, had the Company continued to account for share-based compensation under APB Opinion No. 25.

The fair value of each option is estimated on the date of grant and amortized over the service period using an option pricing model. Critical assumptions that affect the estimated fair value of each option include expected stock price volatility, dividend yields, option life and the risk-free interest rate.

Goodwill
Business combinations involving the Company's acquisition of the equity interests or net assets of another enterprise or the assumption of net liabilities in an acquisition of branches constituting a business may give rise to goodwill. Goodwill represents the excess of the cost of an acquired entity over the net of the amounts assigned to assets acquired and liabilities assumed in transactions accounted for under the purchase method of accounting. The value of goodwill is ultimately derived from the Company's ability to generate net earnings after the acquisition. A decline in net earnings could be indicative of a decline in the fair value of goodwill and result in impairment. For that reason, goodwill is assessed for impairment at a reporting unit level at least annually following the year of acquisition. The Company performed an evaluation of the goodwill, recorded as a result of the Bank of Amador acquisition, during the fourth quarter of 2007 and determined that there was no impairment. While the Company believes all assumptions utilized in its assessment of goodwill for impairment are reasonable and appropriate, changes in earnings, the effective tax rate, historical earnings multiples and the cost of capital could all cause different results for the calculation of the present value of future cash flows.

Income Taxes
The Company files its income taxes on a consolidated basis with its subsidiaries. The allocation of income tax expense (benefit) represents each entity's proportionate share of the consolidated provision for income taxes.

The Company accounts for income taxes using the balance sheet method, under which deferred tax assets and liabilities are recognized for the tax consequences of temporary differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. On the consolidated balance sheet, net deferred tax assets are included in accrued interest receivable and other assets.

The provisions of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48") have been applied to all tax positions of the Company as of January 1, 2007. FIN 48 prescribes a recognition threshold and measurement standard for the financial statement recognition and measurement of an income tax position taken, or expected to be taken, in a tax return. Only tax positions that met the more-likely-than-not recognition threshold on January 1, 2007 were recognized or continue to be recognized upon adoption. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying balance sheet along with any associated interest and penalties that would be payable to the taxing authorities upon examination. The election has been made to record interest expense related to tax exposures in tax expense, if applicable, and the exposure for penalties related to tax exposures in tax expense, if applicable.

Overview
The Company recorded its 96th consecutive profitable quarter for the quarter ended December 31, 2007. Net income in 2007 decreased 6.4% to $8,478,000 versus $9,062,000 in 2006. Diluted earnings per share for 2007 and 2006 were identical—$1.46. For 2007, the Company realized a return on average equity of 14.01% and a return on average assets of 1.47%, as compared to 14.48% and 1.50% for 2006.

Net income for 2006 was $122,000 (1.3%) lower than the $9,184,000 recorded in 2005. Diluted earnings per share in 2005 were $1.45, return on average assets was 1.54% and return on average equity was 15.14%.

Table One below provides a summary of the components of net income for the years indicated:

Table One: Components of Net Income

For the years ended: *(dollars in thousands)*

	2007	2006	2005
Net interest income*	$ 26,749	$ 27,396	$ 26,767
Provision for loan and lease losses	(450)	(320)	(322)
Noninterest income	2,599	2,443	2,329
Noninterest expense	(14,833)	(14,388)	(13,493)
Provision for income taxes	(5,240)	(5,739)	(5,792)
Tax equivalent adjustment	(347)	(330)	(305)
Net income	$ 8,478	$ 9,062	$ 9,184
Average total assets	$ 575,225	$ 603,040	$ 596,670
Net income as a percentage of average total assets	1.47%	1.50%	1.54%

* *Fully taxable equivalent basis (FTE)*

All share and per share data for 2007, 2006 and 2005 have been adjusted for 5% stock dividends distributed on December 20, 2007, December 22, 2006, and December 23, 2005.

During 2007, total assets of the Company decreased $30,318,000 (5.0%) to a total of $573,685,000 at year-end. At December 31, 2007, net loans totaled $394,975,000, up $11,982,000 (3.1%) from the ending balances on December 31, 2006. Deposits decreased 7.7% during 2007 resulting in ending deposit balances of $455,645,000. The Company ended 2007 with a Tier 1 capital ratio of 9.5% and a total risk-based capital ratio of 10.7%.

Results of Operations

Net Interest Income and Net Interest Margin

Net interest income represents the excess of interest and fees earned on interest earning assets (loans, securities, Federal funds sold and investments in time deposits) over the interest paid on deposits and borrowed funds. Net interest margin is net interest income expressed as a percentage of average earning assets.

The Company's fully taxable equivalent net interest margin was 5.10% in 2007 and 5.03% in 2006. The fully taxable equivalent net interest income was down $647,000 (2.4%) in 2007 compared to 2006.

The fully taxable equivalent interest income component decreased from $38,284,000 in 2006 to $37,825,000 in 2007, representing a 1.2% decrease. The decrease in the fully taxable equivalent interest income for 2007 compared to the same period in 2006 is broken down by rate (up $67,000) and volume (down $526,000). The rate increase can be attributed to an increase in the yield on the investment portfolio from 4.41% in 2006 to 4.72% in 2007. The increase in yield results from matured short-term securities with lower yields being redirected to reduce borrowings and fund the growth in loans and leaving the investment portfolio with longer maturity higher yielding investments, thus an overall higher average yield on the existing portfolio. The volume decrease was the result of a 3.7% decrease in average earning assets. The Company has made a decision to use the proceeds from principal reductions and maturing investment securities to reduce the level of outstanding borrowings and provide funding for loan growth. This strategy has reduced the average balances on investment securities by 18.3% from $162,970,000 during 2006 to $133,187,000 during 2007. Average balances of other borrowings were down $17,010,000 (36.4%) and average loan balances were up $9,023,000 (2.4%) during the same time period. The increase in average loans is the result of concentrated focus on business lending.

The fully taxable equivalent interest income component increased from $33,518,000 in 2005 to $38,284,000 in 2006, representing a 14.2% increase. The increase in the fully taxable equivalent interest income for 2006 compared to the same period in 2005 is broken down by rate (up $3,681,000) and volume (up $1,085,000). The rate increase can be attributed to increases implemented by the Company during 2004 and 2005 and continuing through the end of 2006 in response to the Federal Reserve Board (the "FRB") increases in the Federal funds and discount rates. Increases by the FRB have resulted in seventeen 25 basis point increases from June 2004 through December 31, 2006. The overall increasing interest rate environment during that time frame resulted in a 79 basis point increase in the yield on average earning assets from 6.24% for 2005 to 7.03% for 2006. The volume increase was the result of a 1.5% increase in average earning assets and a shift in balances from lower earning investment balance to higher earning loan balances. Average loan balances were up $21,146,000 (5.9%) in 2006 over the balances in 2005, while average investment securities balances were down $10,066,000 (6.0%). The increase in average loans is the result of concentrated focus on business lending, the demand for commercial real estate and the effects of a favorable local market during this time frame.

Interest expense increased $188,000 (1.7%) in 2007 compared to 2006. The increase in rates paid on interest bearing liabilities resulted in an increase of $1,097,000 in interest expense. The rates paid on interest bearing liabilities increased 16 basis points on a year-over-year basis and was a result of the higher overall interest rate environment. A drop in average balances reduced much of this increase due to higher rates. The average balances on interest bearing liabilities were $14,447,000 (3.8%) lower in 2007 versus 2006. The lower balances accounted for a $909,000 decrease in interest expense. In 2007, average interest bearing deposits were up $2,563,000 (0.8%) but other borrowings were down $17,010,000 (36.4%) creating the overall drop in interest bearing balances. In 2007, the Company focused on reducing the higher cost borrowings; the decrease in other borrowings accounting for $806,000 in reduced interest costs from volume compared to 2006. The Company also focused on bringing in additional checking, money market, and savings accounts, and reducing higher priced time deposits and as a result, the average balances on interest checking, money market and savings accounts were up $8,033,000 (4.0%) adding $119,000 to interest expense attributable to the increased volume, while the average time deposit balances were down $5,470,000 (4.2%) reducing the expense by $222,000.

Interest expense increased $4,137,000 (61.3%) in 2006 compared to 2005. The increase in rates paid on interest bearing liabilities resulted in an increase of $3,561,000 in interest expense. The rates paid on interest bearing liabilities increased 107 basis points on a year-over-year basis and was a result of the higher overall interest rate environment as well as an increase in higher cost other borrowings. The increase in other borrowings is primarily the result of a decline in deposit balances—both interest bearing and noninterest bearing. The decline in deposit balances is primarily related to an increase in the number of financial institutions in the Sacramento market. In addition, the Company has seen a decline in the deposit balances in a number of its business accounts as a result of these businesses paying down debt and/or investing in real estate or business inventory. Although these balances declined the customer relationships were maintained and the decreasing deposit balances were replaced with funds from other borrowing sources. The average balances on interest bearing liabilities were $5,226,000 (1.4%) higher in 2006 versus 2005. The higher balances accounted for a $576,000 increase in interest expense. In 2006, average deposits were down $6,879,000 (1.4%) and other borrowings were up $11,687,000 (33.4%)

Table Two, Analysis of Net Interest Margin on Earning Assets, and Table Three, Analysis of Volume and Rate Changes on Net Interest Income and Expenses, are provided to enable the reader to understand the components and past trends of the Company's interest income and expenses. Table Two provides an analysis of net interest margin on earning assets setting forth average assets, liabilities and shareholders' equity; interest income earned and interest expense paid and average rates earned and paid; and the net interest margin on earning assets. Table Three sets forth a summary of the changes in interest income and interest expense from changes in average asset and liability balances (volume), computed on a daily average basis, and changes in average interest rates.

Table Two: Analysis of Net Interest Margin on Earning Assets

(Taxable Equivalent Basis) *(dollars in thousands)*

	Year Ended December 31,								
	2007			2006			2005		
	Avg Balance	Interest	Avg Yield	Avg Balance	Interest	Avg Yield	Avg Balance	Interest	Avg Yield
Assets:									
Earning Assets									
Loans and leases (1)	$390,488	$31,508	8.07%	$381,465	$31,082	8.15%	$360,319	$26,536	7.36%
Taxable investment securities	100,086	4,544	4.54%	129,608	5,545	4.28%	141,855	5,436	3.83%
Tax-exempt investment securities (2)	27,745	1,436	5.18%	27,886	1,355	4.86%	25,705	1,228	4.78%
Corporate stock	407	32	7.86%	559	42	7.51%	559	40	7.16%
Federal funds sold	690	34	4.93%	359	19	5.29%	2,826	90	3.18%
Interest bearing balances in other banks	4,949	271	5.48%	4,917	241	4.90%	5,767	188	3.26%
Total earning assets	524,365	37,825	7.21%	544,794	38,284	7.03%	537,031	33,518	6.24%
Cash & due from banks	17,263			28,401			29,566		
Other assets	39,529			35,708			35,760		
Allowance for loan & lease losses	(5,932)			(5,863)			(5,687)		
	$575,225			$603,040			$596,670		
Liabilities & Shareholders' Equity:									
Interest bearing liabilities:									
NOW & MMDA	$173,382	3,781	2.18%	$168,128	3,204	1.91%	$185,634	2,247	1.21%
Savings	37,690	546	1.45%	34,911	242	0.69%	39,102	150	0.38%
Time deposits	123,485	5,233	4.24%	128,955	5,231	4.06%	113,719	3,249	2.86%
Other borrowings	29,680	1,516	5.11%	46,690	2,211	4.74%	35,003	1,105	3.16%
Total interest bearing Liabilities	364,237	11,076	3.04%	378,684	10,888	2.88%	373,458	6,751	1.81%
Demand deposits	144,787			156,032			156,450		
Other liabilities	5,668			5,754			6,121		
Total liabilities	514,692			540,470			536,029		
Shareholders' equity	60,533			62,570			60,641		
	$575,225			$603,040			$596,670		
Net interest income & margin (3)		$26,749	5.10%		$27,396	5.03%		$26,767	4.98%

(1) Loan and lease interest includes loan and lease fees of $529,000, $873,000 and $1,091,000 in 2007, 2006 and 2005, respectively

(2) Includes taxable-equivalent adjustments that primarily relate to income on certain securities that is exempt from federal income taxes. The effective federal statutory tax rate was 34.5% in 2007 and 2006 and 34.0% in 2005.

(3) Net interest margin is computed by dividing net interest income by total average earning assets.

Table Three: Analysis of Volume and Rate Changes on Net Interest Income and Expenses

Year ended December 31, 2007 over 2006 *(dollars in thousands)*

Increase (decrease) due to change in: Interest-earning assets:	Volume	Rate (4)	Net Change
Net loans and leases (1)(2)	$ 735	$ (309)	$ 426
Taxable investment securities	(1,263)	262	(1,001)
Tax-exempt investment securities (3)	(7)	88	81
Corporate stock	(11)	1	(10)
Federal funds sold & other	18	(3)	15
Interest bearing balances in other banks	2	28	30
Total	(526)	67	(459)
Interest-bearing liabilities:			
Demand deposits	100	477	577
Savings deposits	19	285	304
Time deposits	(222)	224	2
Other borrowings	(806)	111	(695)
Total	(909)	1,097	188
Interest differential	$ 383	$ (1,030)	$ (647)

Year ended December 31, 2007 over 2006 *(dollars in thousands)*

Increase (decrease) due to change in: Interest-earning assets:	Volume	Rate (4)	Net Change
Net loans and leases (1)(2)	$ 1,557	$ 2,989	$ 4,546
Taxable investment securities	(469)	578	109
Tax-exempt investment securities (3)	104	23	127
Corporate stock		2	2
Federal funds sold & other	(79)	8	(71)
Interest bearing balances in other banks	(28)	81	53
Total	1,085	3,681	4,766
Interest-bearing liabilities:			
Demand deposits	(212)	1,169	957
Savings deposits	(16)	108	92
Time deposits	435	1,547	1,982
Other borrowings	369	737	1,106
Total	576	3,561	4,137
Interest differential	$ 509	$ 120	$ 629

(1) The average balance of non-accruing loans and leases is immaterial as a percentage of total loans and leases and, as such, has been included in net loans and leases.

(2) Loan and lease fees of $529,000, $873,000 and $1,091,000 for the years ended December 31, 2007, 2006 and 2005, respectively, have been included in the interest income computation.

(3) Includes taxable-equivalent adjustments that primarily relate to income on certain securities that is exempt from federal income taxes. The effective federal statutory tax rate was 34.5% in 2007 and 2006 and 34.0% in 2005.

(4) The rate/volume variance has been included in the rate variance.

Provision for Loan and Lease Losses

The Company provided $450,000 for loan and lease losses in 2007 as compared to $320,000 for 2006. Net loan charge-offs for 2007 were $441,000 as compared to $125,000 in 2006. In 2007, net loan charge-offs as a percentage of average loans outstanding were .11% compared to .03% in 2006. In 2005, the Company provided $322,000 for loan and lease losses and net charge-offs were $139,000. For further information please see "Allowance for Loan and Lease Losses Activity."

Service Charges and Fees and Other Income

Table Four below provides a summary of the components of noninterest income for the periods indicated *(dollars in thousands)*:

Table Four: Components of Noninterest Income

Year Ended December 31,	2007	2006	2005
Service charges on deposit accounts	$ 743	$ 783	$ 672
Merchant fee income	544	549	509
Bank owned life insurance	405	256	179
Income from residential lending division	401	192	283
Accounts receivable servicing fees	244	372	356
Gain on sale of securities	11	1	48
Other	251	290	282
	$ 2,599	$ 2,443	$ 2,329

Noninterest income was up $156,000 (6.4%) to $2,599,000 in 2007 from the 2006 level. The increase in noninterest income can be attributed to increases in bank owned life insurance (up $149,000 or 58.2%) and residential lending fee income (up $209,000 or 108.9%). The Company experienced a decrease in accounts receivable servicing fees (down $128,000 or 34.4%). The increase in income from bank owned life insurance was the result of the Company purchasing additional policies near the end of the fourth quarter of 2006. The increase in fees from residential lending relates to the Company's decision to expand is Residential Lending Division by adding four (4) mortgage specialists. These increases were offset by a reduction of fees from accounts receivable servicing which resulted from lower overall volume.

Noninterest income was up $114,000 (4.9%) to $2,443,000 in 2006 from the 2005 level. The increase in noninterest income can be attributed to increases in fees from service charges (up $111,000 or 16.5%), increases in fees from merchant income (up $40,000 or 7.9%), and an increase in bank owned life insurance. The Company experienced a decrease in residential lending fee income (down $91,000 or 32.2%). The increase in service charges resulted from a restructuring of the deposit service fee tables. The increase in income from bank owned life insurance is related to the overall increase in interest rates. The income from these instruments is interest rate driven, thus increases in interest rates will result in higher income. The decrease in income from residential lending is also reflective of the increase in rates—as interest rates increase the number of refinances decreases.

Salaries and Benefits

Salaries and benefits, which include commissions, were $8,396,000 (up $580,000 or 7.4%) for 2007 as compared to $7,816,000 in 2006. The salary and benefit expense related to the expanded Residential Lending Division added $259,000 (or 44.7% of the increase). Payroll taxes (up $34,000), stock option expense (up $57,000) group health insurance (up $106,000), and retirement costs (up $43,000) also added to the increased expense. At the end of 2007, the full-time equivalent staff was 124, down 5 from the 129 at the end of 2006.

Salaries and benefits were $7,816,000 (up $858,000 or 12.3%) for 2006 as compared to $6,958,000 in 2005. The increase is primarily the result of market-condition salary adjustments, additional administrative staff to address the burden of more stringent compliance and regulatory issues, and the addition of service personnel to help achieve strategic growth in business banking. In addition, the adoption of FAS 123(R) in January of 2006 resulted in an increase in salaries and benefits of $134,000 during 2006. See the Notes to the financial statements for additional information on FAS 123(R). At the end of 2006, the full-time equivalent staff was 129, up 6 from the 123 at the end of 2005.

Occupancy, Furniture and Equipment

Occupancy expense increased $14,000 (1.0%) during 2007 to $1,398,000, up from $1,384,000 in 2006. The majority of the increase relates to normal rent increases in the Company's leased facilities. Furniture and equipment expense was $691,000 in 2007 compared to $812,000 in 2006, representing a $121,000 (14.9%) decrease. The decrease in furniture and equipment expense relates to less amortization of technology related equipment. Although still being used, certain equipment has reached its fully depreciated life.

Occupancy expense increased $155,000 (12.6%) during 2006 to $1,384,000, up from $1,229,000 in 2005. The majority of the increase relates to normal rent increases in the Company's leased facilities and costs associated with the Company's new administration headquarters office lease at 3100 Zinfandel Drive, Rancho Cordova CA, which was occupied in October 2005. The new office contributed $126,000 to the increased occupancy expense. Furniture and equipment expense was $812,000 in 2006 compared to $918,000 in 2005, representing a $106,000 (11.5%) decrease. The decrease in furniture and equipment expense relates to less amortization of technology related equipment. Although still being used, certain equipment has reached its fully depreciated life.

Other Expenses

Table Five below provides a summary of the components of noninterest expense for the periods indicated *(dollars in thousands)*:

Year Ended December 31,	**2007**	**2006**	**2005**
Professional fees	$ 832	$ 778	$ 732
Telephone and postage	420	411	439
Directors' expense	378	311	429
Outsourced item processing	374	495	489
Advertising and promotion	338	357	331
Stationery and supplies	322	335	303
Amortization of intangible assets	308	330	352
Donations	62	88	82
Other operating expenses	1,314	1,271	1,231
	$ 4,348	$ 4,376	$ 4,388

Other expenses were $4,348,000 (down $28,000 or 0.6%) for 2007 as compared to $4,376,000 for 2006. Professional fees increased $54,000 (6.9%) and directors' expense increased $67,000 (21.5%). These increases were offset by reductions in outsourced item processing (down $121,000 or 24.4%) and advertising, promotion and donations (down $45,000 or 10.1%). The increase in professional fees relates to higher legal and other professional services to comply with changes in the regulatory environment and to resolve problem loans. Directors' expense increased due to higher overall fees paid to the Company directors and higher expense related to stock options accounted for under FAS 123 (R). Item processing expense was lower in 2007 as the Company settled a pricing issue with its vendor. The overhead efficiency ratio on a taxable equivalent basis for 2007 was 49.5% as compared to 47.1% in 2006.

Other expenses were $4,376,000 (down $12,000 or 0.3%) for 2006 as compared to $4,388,000 for 2005. Professional fees increased $46,000 (6.3%) and directors' expense decreased $150,000 (35.0%). The increase in professional fees relates to the Company's decision in 2005 to outsource our network administration and some other IT related areas. The decrease in directors' expense relates to no expense in 2006 from the former Gross-Up Plan (the "Plan") as it was fully funded in 2005—the Company recorded $148,000 in expense in 2005 related to the Plan. The Plan, which was terminated in August of 2005, compensated for the tax effects of the exercise of nonstatutory stock options. The Plan named certain non-employee directors as participants and applied only to those options granted on August 25, 1995. In addition, the 2005 directors' expense included $37,000 more in payment to retired directors that in 2006. The 2006 directors' expense also included $87,000 in stock option expense related to FAS 123 (R), which was adopted by the Company on January 1, 2006. The overhead efficiency ratio on a taxable equivalent basis for 2006 was 47.1% as compared to 45.2% in 2005.

Provision for Taxes

The effective tax rate on income was 38.2%, 38.8% and 38.7% in 2007, 2006 and 2005, respectively. The effective tax rate was greater than the federal statutory tax rate due to state tax expense (net of federal tax effect) of $919,000, $1,006,000 and $1,033,000 in these years. Tax-exempt income of $1,006,000, $955,000 and $896,000 from investment securities in these years helped to reduce the effective tax rate.

Balance Sheet Analysis

The Company's total assets were $573,685,000 at December 31, 2007 as compared to $604,003,000 at December 31, 2006, representing a decrease of $30,318,000 (5.0%). The average balances of total assets during 2007 were $575,225,000 which represents a decrease of $27,815,000 (4.6%) compared to the 2006 total of $603,040,000.

Investment Securities

The Company classifies its investment securities as trading, held-to-maturity or available-for-sale. The Company's intent is to hold all securities classified as held-to-maturity until maturity and management believes that it has the ability to do so. Securities available-for-sale may be sold to implement asset/liability management strategies and in response to changes in interest rates, prepayment rates and similar factors. Table Six summarizes the values of the Company's investment securities held on December 31 of the years indicated.

Table Six: Investment Securities Composition

(dollars in thousands)

Available-for-sale (at fair value)	**2007**	**2006**	**2005**
Debt securities:			
U.S. Government agencies	$ 16,506	$ 28,123	$ 49,119
Mortgage-backed securities	31,066	33,236	36,326
Obligations of states and political subdivisions	31,111	41,224	37,106
Corporate debt securities		1,003	1,014
Equity securities:			
Corporate stock	287	623	624
Total available-for-sale investment securities	$ 78,970	$ 104,209	$ 124,189
Held-to-maturity (at amortized cost)			
Debt securities:			
Mortgage-backed securities	$ 34,754	$ 44,031	$ 45,012
Total held-to-maturity investment securities	$ 34,754	$ 44,031	$ 45,012

See Table Fifteen for a breakdown of the investment securities by maturity and the corresponding weighted average yields.

Loans and Leases

The Company concentrates its lending activities in the following principal areas: (1) commercial; (2) commercial real estate; (3) multi-family real estate; (4) real estate construction (both commercial and residential); (5) residential real estate; (6) lease financing receivable; (7) agriculture; and (8) consumer loans. At December 31, 2007, these categories accounted for approximately 26%, 48%, 2%, 16%, 2%, 1%, 2% and 3%, respectively, of the Company's loan portfolio. This mix was relatively unchanged compared to 22%, 45%, 1%, 23%, 2%, 2%, 2% and 3% at December 31, 2006. Continuing economic activity in the Company's market area, new borrowers developed through the Company's marketing efforts, and credit extensions expanded to existing borrowers resulted in the Company originating over $161 million in new loans. The Company reported net increases in balances for commercial ($19,608,000 or 22.8%), commercial real estate ($16,131,000 or 9.2%), multi-family real estate ($2,212,000 or 6.1%), residential real estate ($596,000 or 6.9%), and agriculture ($815,000 or 11.1%). The Company experienced a decrease in real estate construction ($24,292,000 or 26.9%), lease financing receivable ($2,305,000 or 36.2%), and consumer loans ($962,000 or 8.2%) as a result of paydowns. Table Seven summarizes the composition of the loan and lease portfolio for the past five years as of December 31.

Table Seven: Loan and Lease Portfolio Composition

(dollars in thousands)

	December 31,				
	2007	2006	2005	2004	2003
Commercial	$ 105,467	$ 85,859	$ 77,971	$ 66,864	$ 57,346
Real estate:					
Commercial	191,774	175,643	154,500	166,263	142,249
Multi-family	5,830	3,618	3,767	2,660	5,301
Construction	66,022	90,314	103,048	90,162	37,434
Residential	9,285	8,689	4,680	5,236	1,508
Lease financing receivable	4,070	6,375	7,967	9,994	9,276
Agriculture	8,177	7,362	8,129	8,252	8,027
Consumer	10,750	11,712	11,900	9,417	5,950
	401,375	389,572	371,962	358,848	267,091
Deferred loan fees, net	(517)	(705)	(712)	(885)	(678)
Allowance for loan and lease losses	(5,883)	(5,874)	(5,679)	(5,496)	(3,949)
Total net loans and leases	$ 394,975	$ 382,993	$ 365,571	$ 352,467	$ 262,464

A significant portion of the Company's loans and leases are direct loans and leases made to individuals and local businesses. The Company relies substantially on local promotional activity and personal contacts by American River Bank officers, directors and employees to compete with other financial institutions. The Company makes loans and leases to borrowers whose applications include a sound purpose and a viable primary repayment source, generally supported by a secondary source of repayment.

Commercial loans consist of credit lines for operating needs, loans for equipment purchases, working capital, and various other business loan products. Consumer loans include a range of traditional consumer loan products such as personal lines of credit and loans to finance purchases of autos, boats, recreational vehicles, mobile homes and various other consumer items. Construction loans are generally comprised of commitments to customers within the Company's service area for construction of commercial properties, multi-family properties and custom and semi-custom single-family residences. Other real estate loans consist primarily of loans secured by first trust deeds on commercial and residential properties typically with maturities from 3 to 10 years and original loan to value ratios generally from 65% to 75%. Agriculture loans consist primarily of vineyard loans and development loans to plant vineyards. In general, except in the case of loans under SBA programs or Farm Services Agency guarantees, the Company does not make long-term mortgage loans; however, American River Bank has a residential lending division to assist customers in securing most forms of longer term single-family mortgage financing. American River Bank acts as a broker between American River Bank's clients and the loan wholesalers. American River Bank receives an origination fee for loans closed.

Subprime loans generally refer to residential mortgages made to higher-risk borrowers with lower credit and/or income histories. Many of these subprime loans were made with adjustable interest rates that reset upward after an introductory period. Such subprime loans coupled with declines in housing prices have led to an increase in default rates resulting in many instances of increased foreclosure rates as the adjustable interest rates reset to higher levels. The Company does not have any "subprime" loans on its books at December 31, 2007.

Average net loans and leases in 2007 were $390,488,000 which represents an increase of $9,023,000 (2.4%) over the average in 2006. Average net loans and leases in 2006 were $381,465,000 which represents an increase of $21,146,000 (5.9%) over the average in 2005. Loan growth in 2007 and 2006 resulted from a concentrated effort to increase commercial relationships, a favorable economy in the Company's market area, new borrowers developed through the Company's marketing efforts, and credit extensions expanded to existing borrowers.

Risk Elements

The Company assesses and manages credit risk on an ongoing basis through a total credit culture that emphasizes excellent credit quality, extensive internal monitoring and established formal lending policies. Additionally, the Company contracts with an outside loan review consultant to periodically review the existing loan and lease portfolio. Management believes its ability to identify and assess risk and return characteristics of the Company's loan and lease portfolio is critical for profitability and growth. Management strives to continue its emphasis on credit quality in the loan and lease approval process, active credit administration and regular monitoring. With this in mind, management has designed and implemented a comprehensive loan and lease review and grading system that functions to continually assess the credit risk inherent in the loan and lease portfolio.

Ultimately, underlying trends in economic and business cycles may influence credit quality. American River Bank's business is concentrated in the Sacramento Metropolitan Statistical Area, which is a diversified economy, but with a large State of California government presence and employment base, in Sonoma County, through North Coast Bank, a division of American River Bank, whose business is focused on businesses within the three communities in which it has offices (Santa Rosa, Windsor, and Healdsburg) and in Amador County, through Bank of Amador, a division of American River Bank, whose business is focused on businesses and consumers within the three communities in which it has offices (Jackson, Pioneer, and Ione) as well as a diversified residential construction loan business in numerous Northern California counties. The economy of Sonoma County is diversified with professional services, manufacturing, agriculture and real estate investment and construction, while the economy of Amador County is reliant upon government, services, retail trade, manufacturing industries and Indian gaming.

The Company has significant extensions of credit and commitments to extend credit that are secured by real estate. The ultimate repayment of these loans is generally dependent on personal or business cash flows or the sale or refinancing of the real estate. The Company monitors the effects of current and expected market conditions and other factors on the collectability of real estate loans. The more significant factors management considers involve the following: lease rate and terms, absorption and sale rates; real estate values, supply and demand factors, and rates of return; operating expenses; inflation; and sufficiency of repayment sources independent of the real estate including, in some instances, personal guarantees.

In extending credit and commitments to borrowers, the Company generally requires collateral and/or guarantees as security. The repayment of such loans is expected to come from cash flow or from proceeds from the sale of selected assets of the borrowers. The Company's requirement for collateral and/or guarantees is determined on a case-by-case basis in connection with management's evaluation of the creditworthiness of the borrower. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, income-producing properties, residences and other real property. The Company secures its collateral by perfecting its security interest in business assets, obtaining deeds of trust, or outright possession among other means.

In management's judgment, a concentration exists in real estate loans which represented approximately 68.0% of the Company's loan and lease portfolio at December 31, 2007, down from 71.4% at December 31, 2006. Management believes that the residential land and residential construction portion of the Company's loan portfolio carries more than the normal credit risk it has seen in the past several years, due primarily to severely curtailed demand for new and resale residential property, a large supply of unsold residential land and new and resale homes, and observed reductions in values throughout the Company's market area. Management has responded by evaluating loans that it considers to carry any material risk above the normal risk of collectability, and taking actions where possible to reduce credit risk exposure by methods that include, but are not limited to, seeking liquidation of the loan by the borrower, seeking additional tangible collateral or other repayment support, converting the property through judicial or non-judicial foreclosure proceedings, and other collection techniques. Management currently believes that it maintains its allowance for loan and lease loss at levels adequate to reflect the loss risk inherent in its total loan portfolio.

Although management believes the Company's real estate concentration to have no more than the normal risk of collectability, a substantial further decline in the economy in general, or an additional decline in real estate values in the Company's primary market areas in particular, could have an adverse impact on the collectability of these loans and require an increase in the provision for loan and lease losses which could adversely affect the Company's future prospects, results of operations, profitability and stock price. Management believes that its lending policies and underwriting standards will tend to minimize losses in an economic downturn; however, there is no assurance that losses will not occur under such circumstances. The Company's loan policies and underwriting standards include, but are not limited to, the following: (1) maintaining a thorough understanding of the Company's service area and originating a significant majority of its loans within that area, (2) maintaining a thorough understanding of borrowers' knowledge, capacity, and market position in their field of expertise, (3) basing real estate loan approvals not only on market demand for the project, but also on the borrowers' capacity to support the project financially in the event it does not perform to expectations (whether sale or income performance), and (4) maintaining conforming and prudent loan to value and loan to cost ratios based on independent outside appraisals and ongoing inspection and analysis by the Company's lending officers or contracted third-party professionals.

Nonaccrual, Past Due and Restructured Loans and Leases

Management generally places loans and leases on nonaccrual status when they become 90 days past due, unless the loan or lease is well secured and in the process of collection. Loans and leases are charged off when, in the opinion of management, collection appears unlikely.

The recorded investments in nonaccrual loans and leases that were accruing and 90 days or more past due totaled $7,440,000 and $78,000 at December 31, 2007 and 2006, respectively. The change in nonaccrual loans primarily relates to two loans totaling $6,648,000 or 89.4% of the total nonaccrual loans. The first loan in the approximate amount of $4.6 million is a loan in which the Company participates with other lenders. The Company has a net 29% interest in the loan and a loan balance of $1.3 million. The loan had an original commitment of $6.9 million and loan to cost ratio of 75%. The loan is a lot development loan for 29 single family residential lots, 47 townhouses and 3 commercial lots located in Amador County with a current appraisal that exceeds the principal and accrued interest balance of the loan. Non-judicial foreclosure proceedings were commenced related to the loan by the filing of a notice of default. The second loan in the approximate amount of $5.3 million is a commercial loan for a mini-storage facility in El Dorado County with an original loan to value ratio dating back to 2002 of 59.8% and a current appraisal that exceeds the principal and accrued interest balance of the loan. Non-judicial foreclosure proceedings were commenced related to the second loan by the filing of a notice of default and legal proceedings where initiated related to judicial foreclosure and the appointment of a receiver to protect the Company's interest in rents. Both of these loans have been evaluated for impairment in accordance with FASB 114 and have been assigned specific reserves. The related allowance for losses for the nonaccrual loans and leases at December 31, 2007 and December 31, 2006 was $964,000 and $26,000, respectively. Management believes that the allowance allocations are adequate for the inherent risk of those loans and leases. The average recorded investment in nonaccrual loans and leases for the years ended December 31, 2007, 2006 and 2005 was $872,000, $137,000 and $271,000, respectively.

Interest due but excluded from interest income on nonaccrual loans and leases was $252,000 during 2007 and not significant during 2006 and 2005. In 2007, 2006 and 2005, interest income recognized from payments received on nonaccrual loans and leases was not significant.

Table Eight below sets forth nonaccrual loans and leases and loans and leases past due 90 days or more as of year-end for the past five years.

Table Eight: Non-Performing Loans and Leases

(dollars in thousands)

	December 31,				
	2007	2006	2005	2004	2003
Past due 90 days or more and still accruing:					
Commercial			$ 24		$ 2
Real estate	$ 455	$ 13			
Lease financing receivable				$ 11	
Consumer and other					
Nonaccrual:					
Commercial	148			52	
Real estate	6,787	12	15	113	
Lease financing receivable	50	53	52	71	179
Consumer and other					
Total non-performing loans and leases	$ 7,440	$ 78	$ 91	$ 247	$ 181

There were no loan or lease concentrations in excess of 10% of total loans and leases not otherwise disclosed as a category of loans and leases as of December 31, 2007. Management is not aware of any potential problem loans or leases, which were accruing and current at December 31, 2007 or 2006, where serious doubt exists as to the ability of the borrower to comply with the present repayment terms.

Impaired Loans

The Company considers a loan to be impaired when, based on current information and events, it is probable that it will be unable to collect all amounts due (principal and interest) according to the contractual terms of the loan agreement. The measurement of impairment may be based on (i) the present value of the expected cash flows of the impaired loan discounted at the loan's original effective interest rate, (ii) the observable market price of the impaired loan or (iii) the fair value of the collateral of a collateral-dependent loan. The Company does not apply this definition to smaller-balance loans that are collectively evaluated for credit risk. In assessing impairment, the Company reviews all nonaccrual loans with outstanding principal balances in excess of $250,000. The recorded investment in loans and leases that were considered to be impaired totaled $6,634,000 at December 31, 2007 and had a related valuation allowance of $764,000. The average recorded investment in impaired loans and leases during 2007 was approximately $1,412,000. There were no loans or leases considered to be impaired at December 31, 2006.

Allowance for Loan and Lease Losses Activity

The Company maintains an allowance for loan and lease losses ("ALLL") to cover probable losses inherent in the loan and lease portfolio, which is based upon management's estimated range of those losses. The ALLL is established through a provision for loan and lease losses and is increased by provisions charged against current earnings and recoveries and reduced by charge-offs. Actual losses for loans and leases can vary significantly from this estimate. The methodology and assumptions used to calculate the allowance are continually reviewed as to their appropriateness given the most recent losses realized and other factors that influence the estimation process. The model assumptions and resulting allowance level are adjusted accordingly as these factors change.

The adequacy of the ALLL and the level of the related provision for loan and lease losses is determined based on management's judgment after consideration of numerous factors including but not limited to: (i) local and regional economic conditions, (ii) borrowers' financial condition, (iii) loan impairment and the related level of expected charge-offs, (iv) evaluation of industry trends, (v) industry and other concentrations, (vi) loans and leases which are contractually current as to payment terms but demonstrate a higher degree of risk as identified by management, (vii) continuing evaluations of the performing loan portfolio, (viii) ongoing review and evaluation of problem loans identified as having loss potential, (ix) quarterly review by the Board of Directors, and (x) assessments by banking regulators and other third parties. Management and the Board of Directors evaluate the ALLL and determine its appropriate level considering objective and subjective measures, such as knowledge of the borrowers' business, valuation of collateral, the determination of impaired loans or leases and exposure to potential losses.

The allowance for loan and lease losses totaled $5,883,000 or 1.47% of total loans and leases at December 31, 2007, $5,874,000 or 1.51% of total loans and leases at December 31, 2006, and $5,679,000 or 1.53% at December 31, 2005. The Company establishes general reserves in accordance with Statement of Accounting Standards ("SFAS") No. 5., "Accounting for Contingencies," and specific reserves in accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan". The ALLL is maintained by categories of the loan and lease portfolio based on loan type and loan rating; however, the entire allowance is available to cover actual loan and lease losses. While management uses available information to recognize possible losses on loans and leases, future additions to the allowance may be necessary, based on changes in economic conditions and other matters. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's ALLL. Such agencies may require the Company to provide additions to the allowance based on their judgment of information available to them at the time of their examination.

It is the policy of management to maintain the allowance for loan and lease losses at a level believed to be adequate for known and inherent risks in the portfolio. Our methodology incorporates a variety of risk considerations, both quantitative and qualitative, in establishing an allowance for loan and lease losses that management believes is appropriate at each reporting date. Based on information currently available to analyze inherent credit risk, including economic factors, overall credit quality, historical delinquencies and a history of actual charge-offs, management believes that the provision for loan and lease losses and the allowance for loan and lease losses are prudent and adequate. Adjustments may be made based on differences from estimated loan and lease growth, the types of loans constituting this growth, changes in risk ratings within the portfolio, and general economic conditions. However, no prediction of the ultimate level of loans and leases charged off in future periods can be made with any certainty.

Table Nine below summarizes, for the periods indicated, the activity in the ALLL.

Table Nine: Allowance for Loan and Lease Losses

(dollars in thousands)

	Year Ended December 31,				
	2007	2006	2005	2004	2003
Average loans and leases outstanding	$ 390,488	$ 381,465	$ 360,319	$ 277,647	$ 248,342
Allowance for loan & lease losses at beginning of period	$ 5,874	$ 5,679	$ 5,496	$ 3,949	$ 3,197
Loans and leases charged off:					
Commercial	301	71	72		13
Real estate	72				
Consumer	105	1		1	8
Lease financing receivable	70	78	134	268	333
Total	548	150	206	269	354
Recoveries of loans and leases previously charged off:					
Commercial	41	6	9	57	113
Real estate					47
Consumer		9	2	3	
Lease financing receivable	66	10	56		
Total	107	25	67	60	160
Net loans and leases charged off	441	125	139	209	194
Allowance acquired in merger				861	
Additions to allowance charged to operating expenses	450	320	322	895	946
Allowance for loan and lease losses at end of period	$ 5,883	$ 5,874	$ 5,679	$ 5,496	$ 3,949
Ratio of net charge-offs to average loans and leases outstanding	.11%	.03%	.04%	.08%	.08%
Provision for loan and lease losses to average loans and leases outstanding	.12%	.08%	.09%	.32%	.38%
Allowance for loan and lease losses to loans and leases, net of deferred fees, at end of period	1.47%	1.51%	1.53%	1.54%	1.48%

As part of its loan review process, management has allocated the overall allowance based on specific identified problem loans and leases, qualitative factors, uncertainty inherent in the estimation process and historical loss data. A risk exists that future losses cannot be precisely quantified or attributed to particular loans or leases or classes of loans and leases. Management continues to evaluate the loan and lease portfolio and assesses current economic conditions that will affect management's conclusion as to future allowance levels. Table Ten below summarizes the allocation of the allowance for loan and lease losses for the five years ended December 31, 2007.

Table Ten: Allowance for Loan and Lease Losses by Loan Category

(dollars in thousands)

	December 31,									
	2007		2006		2005		2004		2003	
	Amount	Percent of loans in each category to total loans	Amount	Percent of loans in each category to total loans	Amount	Percent of loans in each category to total loans	Amount	Percent of loans in each category to total loans	Amount	Percent of loans in each category to total loans
Commercial	$ 1,369	26.3%	$ 1,269	22.1%	$ 1,056	21.0%	$ 1,028	18.6%	$ 865	21.5%
Real estate	4,314	68.0%	4,332	71.4%	3,948	71.5%	3,825	73.7%	2,579	69.8%
Agriculture	8	2.0%	7	1.9%	213	2.2%	110	2.3%	201	3.0%
Consumer	108	2.7%	131	3.0%	246	3.2%	220	2.6%	91	2.2%
Lease financing receivable	84	1.0%	135	1.6%	216	2.1%	313	2.8%	213	3.5%
Total allocated	$ 5,883	100.0%	$ 5,874	100.0%	$ 5,679	100.0%	$ 5,496	100.0%	$ 3,949	100.0%

The allocation presented should not be interpreted as an indication that charges to the allowance for loan and lease losses will be incurred in these amounts or proportions, or that the portion of the allowance allocated to each loan and lease category represents the total amounts available for charge-offs that may occur within these categories.

Other Real Estate

At December 31, 2007 and 2006, the Company had $61,000 and zero in other real estate properties, respectively.

Deposits

At December 31, 2007, total deposits were $455,645,000 representing a decrease of $38,230,000 (7.7%) compared to the December 31, 2006 balance of $493,875,000. The Company's deposit growth plan for 2007 was to concentrate its efforts on increasing noninterest-bearing demand, interest-bearing money market and NOW accounts, and savings accounts. However, due to the competitive rate environment, the Company experienced decreases in noninterest bearing ($27,908,000 or 17.4%) and savings ($1,254,000 or 3.4%), but did have increases in money market ($4,632,000 or 3.8%) and NOW accounts ($1,763,000 or 4.2%). During 2007, the Company chose not to compete with the higher rate paying competitors and as a result time deposits decreased $15,463,000 (11.7%) from the total of $131,829,000 at December 31, 2006.

Other Borrowed Funds

Other borrowings outstanding as of December 31, 2007 consist of advances from the Federal Home Loan Bank (the "FHLB"). The following table summarizes these borrowings *(dollars in thousands)*:

	2007		2006		2005	
	Amount	Rate	Amount	Rate	Amount	Rate
Short-term borrowings:						
FHLB advances	$ 51,603	3.61%	$ 37,270	5.08%	$ 39,386	3.73%
Total short-term borrowings	$ 51,603	3.61%	$ 37,270	5.08%	$ 39,386	3.73%
Long-term borrowings:						
FHLB advances			$ 5,000	4.92%	$ 4,270	4.10%
Total long-term borrowings			$ 5,000	4.92%	$ 4,270	4.10%

The maximum amount of short-term borrowings at any month-end during 2007, 2006 and 2005, was $51,603,000, $64,489,000, and $39,386,000, respectively. The FHLB advances are collateralized by loans and securities pledged to the FHLB. The following is a breakdown of rates and maturities on FHLB advances (dollars in thousands):

	Short Term	Long Term
Amount	$ 51,603	N/A
Maturity	2008	
Average rate	3.61%	

The Company has also been issued a total of $3,750,000 in letters of credit by the FHLB which have been pledged to secure Local Agency Deposits. The letters of credit act as a guarantee of payment to certain third parties in accordance with specified terms and conditions. The letters of credit were not drawn upon in 2007 or 2006 and management does not expect to draw upon these lines in the future.

Capital Resources

The current and projected capital position of the Company and the impact of capital plans and long-term strategies is reviewed regularly by management. The Company's capital position represents the level of capital available to support continuing operations and expansion.

On September 20, 2001, the Company announced a plan to repurchase, as conditions warrant, up to 5% annually of the Company's common stock. Each year the Company may repurchase up to 5% of the shares outstanding (adjusted for stock splits or stock dividends). In addition to the 5% repurchase plan, the Company announced an additional plan on October 17, 2007 that allowed the Company to purchase up to $2,000,000 in additional shares for the calendar year 2007. The repurchases are to be made from time to time in the open market as conditions allow and will be structured to comply with SEC Rule 10b-18. Management reports monthly to the Board of Directors on the status of the repurchase program. The Board of Directors has reserved the right to suspend, terminate, modify or cancel these repurchase programs at any time for any reason. The Company repurchased 406,350 shares in 2007, 285,152 shares in 2006, 88,558 shares in 2005, 11,304 shares in 2004, 1,824 shares in 2003 and 79,759 shares in 2002.

The Company and American River Bank are subject to certain regulatory capital requirements administered by the Board of Governors of the Federal Reserve System and the Federal Deposit Insurance Corporation. Failure to meet these minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, banks must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's and American River Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. At December 31, 2007, shareholders' equity was $59,973,000, representing a decrease of $2,398,000 (3.8%) from $62,371,000 at December 31, 2006. This decrease was attributable principally to the retention of earnings offset by the payment of cash dividends and the repurchase of Company stock. In 2006, shareholders' equity decreased $375,000 (0.6%) from 2005. The ratio of total risk-based capital to risk adjusted assets was 10.7% at December 31, 2007 compared to 11.6% at December 31, 2006. Tier 1 risk-based capital to risk-adjusted assets was 9.5% at December 31, 2007 and 10.3% at December 31, 2006.

Table Eleven below lists the Company's actual capital ratios at December 31, 2007 and 2006 as well as the minimum capital ratios for capital adequacy.

Table Eleven: Capital Ratios

Capital to Risk-Adjusted Assets	At December 31, 2007	2006	Minimum Regulatory Capital Requirements
Leverage ratio	7.7%	7.8%	4.00%
Tier 1 Risk-Based Capital	9.5%	10.3%	4.00%
Total Risk-Based Capital	10.7%	11.6%	8.00%

Capital ratios are reviewed on a regular basis to ensure that capital exceeds the prescribed regulatory minimums and is adequate to meet future needs. American River Bank's ratios are in excess of the regulatory definition of "well capitalized."

Management believes that the Company's capital is adequate to support current operations and anticipated growth, cash dividends and future capital requirements of the Company and its subsidiaries.

Market Risk Management

OVERVIEW. Market risk is the risk of loss from adverse changes in market prices and rates. The Company's market risk arises primarily from interest rate risk inherent in its loan and deposit functions. The goal for managing the assets and liabilities of the Company is to maximize shareholder value and earnings while maintaining a high quality balance sheet without exposing the Company to undue interest rate risk. The Board of Directors has overall responsibility for the interest rate risk management policies. The Company has a Risk Management Committee that establishes and monitors guidelines to control the sensitivity of earnings to changes in interest rates.

ASSET/LIABILITY MANAGEMENT. Activities involved in asset/liability management include, but are not limited to, lending, accepting and placing deposits and investing in securities. Interest rate risk is the primary market risk associated with asset/liability management. Sensitivity of earnings to interest rate changes arises when yields on assets change in a different time period or in a different amount from that of interest costs on liabilities. To mitigate interest rate risk, the structure of the consolidated balance sheet is managed with the goal that movements of interest rates on assets and liabilities are correlated and contribute to earnings even in periods of volatile interest rates. The asset/liability management policy sets limits on the acceptable amount of variance in net interest margin and market value of equity under changing interest environments. The Company uses simulation models to forecast earnings, net interest margin and market value of equity.

Simulation of earnings is the primary tool used to measure the sensitivity of earnings to interest rate changes. Using computer-modeling techniques, the Company is able to estimate the potential impact of changing interest rates on earnings. A balance sheet forecast is prepared quarterly using inputs of actual loans and leases, securities and interest bearing liabilities (i.e. deposits/borrowings) positions as the beginning base. The forecast balance sheet is processed against three interest rate scenarios. The scenarios include a 200 basis point rising rate forecast, a flat rate forecast and a 200 basis point falling rate forecast which take place within a one year time frame. The net interest income is measured during the year assuming a gradual change in rates over the twelve-month horizon. The simulation modeling indicated below attempts to estimate changes in the Company's net interest income utilizing a forecast balance sheet projected from year-end balances. Table Twelve below summarizes the effect on net interest income (NII) of a ±200 basis point change in interest rates as measured against a constant rate (no change) scenario.

Table Twelve: Interest Rate Risk Simulation of Net Interest as of December 31, 2007

(dollars in thousands)

Variation from a constant rate scenario	$ Change in NII from Current 12 Month Horizon
+200bp	$ 51
-200bp	$ (298)

The simulations of earnings do not incorporate any management actions, which might moderate the negative consequences of interest rate deviations. Therefore, they do not reflect likely actual results, but serve as reasonable estimates of interest rate risk.

INTEREST RATE SENSITIVITY ANALYSIS. Interest rate sensitivity is a function of the repricing characteristics of the portfolio of assets and liabilities. These repricing characteristics are the time frames within which the interest-bearing assets and liabilities are subject to change in interest rates either at replacement, repricing or maturity. Interest rate sensitivity management focuses on the maturity of assets and liabilities and their repricing during periods of changes in market interest rates. Interest rate sensitivity is measured as the difference between the volumes of assets and liabilities in the current portfolio that are subject to repricing at various time horizons. The differences are known as interest sensitivity gaps. A positive cumulative gap may be equated to an asset sensitive position. An asset sensitive position in a rising interest rate environment will cause a bank's interest rate margin to expand. This results as floating or variable rate loans reprice more rapidly than fixed rate certificates of deposit that reprice as they mature over time. Conversely, a declining interest rate environment will cause the opposite effect. A negative cumulative gap may be equated to a liability sensitive position. A liability sensitive position in a rising interest rate environment will cause a bank's interest rate margin to contract, while a declining interest rate environment will have the opposite effect.

Inflation

The impact of inflation on a financial institution differs significantly from that exerted on manufacturing, or other commercial concerns, primarily because its assets and liabilities are largely monetary. In general, inflation primarily affects the Company through its effect on market rates of interest, which affects the Company's ability to attract loan customers. Inflation affects the growth of total assets by increasing the level of loan demand, and potentially adversely affects capital adequacy because loan growth in inflationary periods can increase at rates higher than the rate that capital grows through retention of earnings which may be generated in the future. In addition to its effects on interest rates, inflation increases overall operating expenses. Inflation has not had a material effect upon the results of operations of the Company during the years ended December 31, 2007, 2006 and 2005.

Liquidity

Liquidity management refers to the Company's ability to provide funds on an ongoing basis to meet fluctuations in deposit levels as well as the credit needs and requirements of its clients. Both assets and liabilities contribute to the Company's liquidity position. Federal funds lines, short-term investments and securities, and loan and lease repayments contribute to liquidity, along with deposit increases, while loan and lease funding and deposit withdrawals decrease liquidity. The Company assesses the likelihood of projected funding requirements by reviewing historical funding patterns, current and forecasted economic conditions and individual client funding needs. Commitments to fund loans and outstanding standby letters of credit at December 31, 2007 were approximately $112,633,000 and $7,537,000, respectively. Such loan commitments relate primarily to revolving lines of credit and other commercial loans and to real estate construction loans. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

The Company's sources of liquidity consist of cash and due from correspondent banks, overnight funds sold to correspondent banks, unpledged marketable investments and loans held for sale. On December 31, 2007, consolidated liquid assets totaled $47.1 million or 8.2% of total assets compared to $68.7 million or 11.4% of total assets on December 31, 2006. In addition to liquid assets, the Company maintains short-term lines of credit in the amount of $52,000,000 with correspondent banks. At December 31, 2007, the Company had $52,000,000 available under these credit lines. Additionally, American River Bank is a member of the FHLB. At December 31, 2007, American River Bank could have arranged for up to $134,984,000 in secured borrowings from the FHLB. These borrowings are secured by pledged mortgage loans and investment securities. At December 31, 2007, the Company had $79,631,000 available under these secured borrowing arrangements. American River Bank also has informal agreements with various other banks to sell participations in loans, if necessary. The Company serves primarily a business and professional customer base and, as such, its deposit base is susceptible to economic fluctuations. Accordingly, management strives to maintain a balanced position of liquid assets to volatile and cyclical deposits.

Liquidity is also affected by portfolio maturities and the effect of interest rate fluctuations on the marketability of both assets and liabilities. The Company can sell any of its unpledged securities held in the available-for-sale category to meet liquidity needs. These securities are also available to pledge as collateral for borrowings if the need should arise. American River Bank has established a master repurchase agreement with a correspondent bank to enable such transactions. American River Bank can also pledge securities to borrow from the FRB and the FHLB.

The principal cash requirements of the Company are for expenses incurred in the support of administration and operations. For nonbanking functions, the Company is dependent upon the payment of cash dividends from its subsidiaries to service its commitments. The Company expects that the cash dividends paid by American River Bank to the Company will be sufficient to meet this payment schedule. The maturity distribution of certificates of deposit is set forth in Table Thirteen below for the periods presented. These deposits are generally more rate sensitive than other deposits and, therefore, are more likely to be withdrawn to obtain higher yields elsewhere if available.

Table Thirteen: Certificates of Deposit Maturities

(dollars in thousands)

	December 31, 2007	
	Less than $100,000	Over $100,000
Three months or less	$ 14,773	$ 45,893
Over three months through six months	8,705	12,638
Over six months through twelve months	9,592	8,418
Over twelve months	7,573	8,774
Total	$ 40,643	$ 75,723

Loan and lease demand also affects the Company's liquidity position. Table Fourteen below presents the maturities of loans and leases for the period indicated.

Table Fourteen: Loan and Lease Maturities (Gross Loans and Leases)

(dollars in thousands)

	December 31, 2007			
	One Year or less	One year through five years	Over five years	Total
Commercial	$ 47,343	$ 41,743	$ 16,381	$ 105,467
Real estate	74,459	54,049	144,403	272,911
Agriculture	2,344	5,195	638	8,177
Consumer	930	3,090	6,730	10,750
Leases	475	2,860	735	4,070
Total	$ 125,551	$ 106,937	$ 168,887	$ 401,375

Loans and leases shown above with maturities greater than one year include $206,091,000 of floating interest rate loans and $69,733,000 of fixed rate loans and leases.

The carrying amount, maturity distribution and weighted average yield of the Company's investment securities available-for-sale and held-to-maturity portfolios are presented in Table Fifteen below. The yields on tax-exempt obligations have been computed on a tax equivalent basis. Table Fifteen does not include FHLB Stock, which does not have stated maturity dates or readily available market values. The balance in FHLB Stock at December 31, 2007, 2006 and 2005 was $2,800,000, $3,071,000 and $2,608,000, respectively.

Table Fifteen: Securities Maturities and Weighted Average Yields

(dollars in thousands)
(Taxable Equivalent Basis)

	December 31,					
	2007		2006		2005	
	Carrying Amount	Weighted Average Yield	Carrying Amount	Weighted Average Yield	Carrying Amount	Weighted Average Yield
Available-for-sale securities:						
U.S. Treasury and agency securities						
Maturing within 1 year	$ 13,072	3.77%	$ 11,870	3.57%	$ 21,012	3.37%
Maturing after 1 year but within 5 years	3,434	3.84%	16,253	3.78%	28,107	3.70%
State & political subdivisions						
Maturing within 1 year	2,363	4.15%	4,556	4.00%		
Maturing after 1 year but within 5 years	11,561	5.17%	12,625	4.82%	15,426	4.43%
Maturing after 5 years but within 10 years	9,810	6.38%	13,789	6.33%	17,386	6.39%
Maturing after 10 years	7,377	6.28%	10,254	6.28%	4,294	6.37%
Government sponsored mortgage-backed securities	31,066	4.30%	33,236	4.30%	36,326	4.30%
Other						
Maturing within 1 year			1,003	4.67%		
Maturing after 1 year but within 5 years					1,014	4.67%
Non maturing	287	4.44%	623	6.12%	624	6.18%
Total investment securities	$ 78,970	4.76%	$ 104,209	4.66%	$ 124,189	4.40%
Held-to-maturity securities:						
Government sponsored mortgage-backed securities	$ 34,754	4.69%	$ 44,031	4.66%	$ 45,012	4.37%
Total investment securities	$ 34,754	4.69%	$ 44,031	4.66%	$ 45,012	4.37%

The carrying values of available-for-sale securities include net unrealized gains (losses) of $171,000, ($957,000) and ($1,279,000) at December 31, 2007, 2006 and 2005, respectively. The carrying values of held-to-maturity securities do not include unrealized gains or losses, however, the net unrealized gains (losses) at December 31, 2007, 2006 and 2005 were $101,000, ($311,000) and ($354,000), respectively.

Off-Balance Sheet Arrangements

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business in order to meet the financing needs of its customers and to reduce its exposure to fluctuations in interest rates. These financial instruments consist of commitments to extend credit and letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized on the balance sheet.

As of December 31, 2007, commitments to extend credit and letters of credit were the only financial instruments with off-balance sheet risk. The Company has not entered into any contracts for financial derivative instruments such as futures, swaps, options or similar instruments. Real estate commitments are generally secured by property with a loan-to-value ratio of 65% to 75%. In addition, the majority of the Company's commitments have variable interest rates.

The Company's exposure to credit loss in the event of nonperformance by the other party for commitments to extend credit and letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and letters of credit as it does for loans included on the consolidated balance sheet. The following financial instruments represent off-balance-sheet credit:

(dollars in thousands)

	December 31,	
	2007	2006
Commitments to extend credit		
Revolving lines of credit secured by 1-4 family residences	$ 8,252	$ 9,144
Commercial real estate, construction and land development commitments secured by real estate	31,881	45,752
Other unused commitments, principally commercial loans	72,500	59,686
	$ 112,633	$ 114,582
Letters of credit	$ 7,537	$ 5,701

Certain financial institutions have elected to use special purpose vehicles ("SPV") to dispose of problem assets. The SPV is typically a subsidiary company with an asset and liability structure and legal status that makes its obligations secure even if the parent corporation goes bankrupt. Under certain circumstances, these financial institutions may exclude the problem assets from their reported impaired and non-performing assets. The Company does not use those vehicles or any other structures to dispose of problem assets.

Contractual Obligations

The Company leases certain facilities at which it conducts its operations. Future minimum lease commitments under non-cancelable operating leases are noted in Table Sixteen below. Table Sixteen below presents certain of the Company's contractual obligations as of December 31, 2007. Included in the table are amounts payable under the Company's Deferred Compensation and Deferred Fees Plans and are listed in the "Other Long-Term Liabilities..." category. These amounts represented $1,769,000 and are anticipated to be primarily payable at least five years in the future.

Table Sixteen: Contractual Obligations

(dollars in thousands)

	Payments due by period				
	Total	**Less than 1 year**	**1-3 years**	**3-5 years**	**More than 5 years**
Long-Term Debt	$	$	$	$	$
Capital Lease Obligations					
Operating Leases	5,075	1,016	1,546	1,149	1,364
Purchase Obligations					
Other Long-Term Liabilities Reflected on the Company's Balance Sheet under GAAP	1,769				1,769
Total	$ 6,844	$ 1,016	$ 1,546	$ 1,149	$ 3,133

Accounting Pronouncements

In September 2006, the FASB issued Statement No. 157 ("SFAS 157"), "Fair Value Measurements". SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value but does not expand the use of fair value in any new circumstances. In this standard, the FASB clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, SFAS 157 establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The provisions of SFAS 157 are effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The provisions should be applied prospectively, except for certain specifically identified financial instruments. The Company adopted SFAS 157 on January 1, 2008 and management does not believe its adoption will have a material impact on the Company's financial position, results of operations or cash flows.

In February 2007, the FASB issued Statement No. 159 ("SFAS 159"), "The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115". This standard permits an entity to choose to measure many financial instruments and certain other items at fair value at specified election dates. The entity will report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. The fair value option (a) may be applied instrument by instrument, with a few exceptions, such as investments otherwise accounted for by the equity method, (b) is irrevocable (unless a new election date occurs), and (c) is applied only to entire instruments and not to portions of instruments. The Company adopted SFAS 159 on January 1, 2008 and management did not elect the fair value option for any of its financial instruments.

In September 2006, the FASB ratified the consensuses reached by the Task Force on Issue No. 06-4 ("EITF 06-04"), "Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements". A question arose when an employer enters into an endorsement split-dollar life insurance arrangement related to whether the employer should recognize a liability for the future benefits or premiums to be provided to the employee. EITF 06-04 indicates that an employer should recognize a liability for future benefits and that a liability for the benefit obligation has not been settled through the purchase of an endorsement type policy. An entity should apply the provisions of EITF 06-04 either through a change in accounting principle through a cumulative-effect adjustment to retained earnings as of the beginning of the year of adoption or a change in accounting principle through retrospective application to all prior periods. The provisions of EITF 06-04 are effective for fiscal years beginning after December 15, 2007. The Company adopted the provisions of EITF 06-04 on January 1, 2008 and management determined that the adoption of EITF 06-04 will not have an impact on the financial position, results of operations or cash flows of the Company.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007), "Business Combinations" ("SFAS No. 141R"). SFAS No. 141(R), among other things, establishes principles and requirements for how the acquirer in a business combination (i) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquired business, (ii) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase, and (iii) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The Company is required to adopt SFAS No. 141(R) for all business combinations for which the acquisition date is on or after January 1, 2009. Earlier adoption is prohibited. This standard will change the accounting treatment for business combinations on a prospective basis.

Other Matters

EFFECTS OF TERRORISM. The terrorist actions on September 11, 2001 and thereafter and the current military conflicts primarily in Afghanistan and Iraq have had significant adverse effects upon the United States economy. Whether the terrorist activities in the future and the actions of the United States and its allies in combating terrorism on a worldwide basis will adversely impact the Company and the extent of such impact is uncertain. Such economic deterioration could adversely affect the Company's future results of operations by, among other matters, reducing the demand for loans and other products and services offered by the Company, increasing nonperforming loans and the amounts reserved for loan and lease losses, and causing a decline in the Company's stock price.

Selected Quarterly Information (Unaudited)

(in thousands, except per share and price range of common stock)

	March 31,	June 30,	September 30,	December 31,
2007				
Interest income	$ 9,464	$ 9,498	$ 9,454	$ 9,062
Net interest income	$ 6,547	$ 6,609	$ 6,680	$ 6,566
Provision for loan and lease losses	$ 121	$ 144	$ 50	$ 135
Noninterest income	$ 641	$ 724	$ 669	$ 565
Noninterest expense	$ 3,692	$ 3,779	$ 3,796	$ 3,566
Income before taxes	$ 3,375	$ 3,410	$ 3,503	$ 3,430
Net income	$ 2,086	$ 2,098	$ 2,152	$ 2,142
Basic earnings per share	$ .36	$ .36	$ .37	$ .38
Diluted earnings per share	$ .35	$ .36	$ .37	$ .38
Cash dividends per share	$ .143	$ .143	$ .143	$ .150
Price range, common stock	$ 22.40-25.23	$ 22.25-23.33	$ 20.53-22.76	$ 15.80-21.43
2006				
Interest income	$ 9,117	$ 9,463	$ 9,737	$ 9,637
Net interest income	$ 6,792	$ 6,699	$ 6,798	$ 6,777
Provision for loan and lease losses	$ 84	$ 156	$ 30	$ 50
Noninterest income	$ 634	$ 597	$ 605	$ 607
Noninterest expense	$ 3,638	$ 3,622	$ 3,602	$ 3,526
Income before taxes	$ 3,704	$ 3,518	$ 3,771	$ 3,808
Net income	$ 2,243	$ 2,137	$ 2,275	$ 2,407
Basic earnings per share	$ .36	$ .34	$ .37	$ .41
Diluted earnings per share	$ .35	$ .34	$ .37	$ .40
Cash dividends per share	$ .136	$ .136	$ .136	$ .143
Price range, common stock	$ 19.28-26.30	$ 23.36-26.30	$ 21.95-24.67	$ 21.91-24.26

The earnings per share, cash dividends, and price range have been adjusted for 5% stock dividends in 2007 and 2006.

Report of Management on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company (as defined in Rule 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended).

The Company's management, including the Chief Executive Officer and Chief Financial Officer, has assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2007. In making this assessment, management used the criteria applicable to the Company as set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control—Integrated Framework.* Based upon such assessment, management believes that, as of December 31, 2007, the Company's internal control over financial reporting is effective based upon those criteria.

Perry-Smith LLP, the independent registered public accounting firm that audited the Company's consolidated financial statements included in this Annual Report has issued a report with respect to the Company's internal control over financial reporting. The report of Perry-Smith LLP is set forth immediately below.

David T. Taber
President and Chief Executive Officer

Mitchell A. Derenzo
Executive Vice President and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors
American River Bankshares

We have audited American River Bankshares and subsidiaries (the "Company") internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("the COSO criteria"). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, American River Bankshares and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of American River Bankshares and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2007 and our report dated March 5, 2008 expressed an unqualified opinion.

Perry-Smith LLP

Sacramento, California
March 5, 2008

Report of Independent Registered Public Accounting Firm

The Shareholders and Board of Directors
American River Bankshares

We have audited the accompanying consolidated balance sheet of American River Bankshares and subsidiaries (the "Company") as of December 31, 2007 and 2006 and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of American River Bankshares and subsidiaries as of December 31, 2007 and 2006, and the consolidated results of their operations and their consolidated cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

We have also audited in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 5, 2008 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Perry-Smith LLP

Sacramento, California
March 5, 2008

Consolidated Balance Sheet

December 31, 2007 and 2006 *(dollars in thousands)*

	2007	2006
Assets		
Cash and due from banks	$ 16,245	$ 25,352
Federal funds sold	1,700	
Total cash and cash equivalents	17,945	25,352
Interest-bearing deposits in banks	4,951	4,951
Investment securities (Note 4):		
Available for sale, at fair value	78,970	104,209
Held to maturity, at amortized cost	34,754	44,031
Loans and leases, less allowance for loan and lease losses of $5,883 in 2007 and $5,874 in 2006 (Notes 5, 11 and 16)	394,975	382,993
Premises and equipment, net (Note 6)	1,983	1,846
Federal Home Loan Bank stock	2,800	3,071
Accounts receivable servicing receivables, net (Note 7)	1,666	2,581
Goodwill (Note 3)	16,321	16,321
Intangible assets (Note 3)	1,193	1,501
Accrued interest receivable and other assets (Notes 10 and 15)	18,127	17,147
	$ 573,685	$ 604,003
Liabilities and Shareholders' Equity		
Deposits:		
Noninterest-bearing	$ 132,666	$ 160,574
Interest bearing (Note 8)	322,979	333,301
Total deposits	455,645	493,875
Short-term borrowings (Note 9)	51,603	37,270
Long-term borrowings (Note 9)		5,000
Accrued interest payable and other liabilities (Note 15)	6,464	5,487
Total liabilities	513,712	541,632
Commitments and contingencies (Note 11)		
Shareholders' equity (Notes 12 and 13):		
Common stock—no par value; 20,000,000 shares authorized; issued and outstanding—5,590,277 shares in 2007 and 5,657,346 shares in 2006	45,668	48,246
Retained earnings	14,204	14,690
Accumulated other comprehensive income (loss), net of taxes (Notes 4 and 17)	101	(565)
Total shareholders' equity	59,973	62,371
	$ 573,685	$ 604,003

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Income

For the Years Ended December 31, 2007, 2006 and 2005 *(dollars in thousands, except per share data)*

	2007	2006	2005
Interest income:			
Interest and fees on loans and leases	$ 31,508	$ 31,081	$ 26,536
Interest on Federal funds sold	34	19	90
Interest on deposits in banks	271	241	188
Interest and dividends on investment securities:			
Taxable	4,544	5,545	5,436
Exempt from Federal income taxes	1,095	1,034	931
Dividends	26	34	32
Total interest income	37,478	37,954	33,213
Interest expense:			
Interest on deposits (Note 8)	9,560	8,677	5,646
Interest on borrowings (Note 9)	1,516	2,211	1,105
Total interest expense	11,076	10,888	6,751
Net interest income	26,402	27,066	26,462
Provision for loan and lease losses (Note 5)	450	320	322
Net interest income after provision for loan and lease losses	25,952	26,746	26,140
Noninterest income:			
Service charges	743	783	672
Gain on sale of investment securities (Note 4)	11	1	48
Other income (Note 14)	1,845	1,659	1,609
Total noninterest income	2,599	2,443	2,329
Noninterest expense:			
Salaries and employee benefits (Notes 5 and 15)	8,396	7,816	6,958
Occupancy (Notes 6 and 11)	1,398	1,384	1,229
Furniture and equipment (Notes 6 and 11)	691	812	918
Other expense (Notes 3 and 14)	4,348	4,376	4,388
Total noninterest expense	14,833	14,388	13,493
Total noninterest expense	14,833	14,388	13,493
Income before provision for income taxes	13,718	14,801	14,976
Provision for income taxes (Note 10)	5,240	5,739	5,792
Net income	$ 8,478	$ 9,062	$ 9,184
Basic earnings per share (Note 12)	$ 1.47	$ 1.49	$ 1.48
Diluted earnings per share (Note 12)	$ 1.46	$ 1.46	$ 1.45
Cash dividends per share of issued and outstanding common stock, adjusted for stock dividends	$ 0.58	$ 0.55	$ 0.49

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Changes in Shareholders' Equity

For the Years Ended December 31, 2007, 2006 and 2005 *(dollars in thousands)*

	Common Stock Shares	Common Stock Amount	Retained Earnings	Accumulated Other Comprehensive Income (Loss) (Net of Taxes)	Total Shareholders' Equity	Total Comprehensive Income
Balance, January 1, 2005	5,314,732	$ 42,557	$ 15,878	$ 555	$ 58,990	
Comprehensive income (Note 17):						
Net income			9,184		9,184	$ 9,184
Other comprehensive loss, net of tax:						
Net change in unrealized gains on available-for-sale investment securities				(1,312)	(1,312)	(1,312)
Total comprehensive income						$ 7,872
Cash dividend ($.49 per share)			(3,012)		(3,012)	
Fractional shares redeemed	(1)	(32)			(32)	
5% stock dividend	266,801	6,021	(6,021)			
Stock options exercised	113,309	945			945	
Retirement of common stock (Note 12)	(90,362)	(2,017)			(2,017)	
Balance, December 31, 2005	5,604,479	47,474	16,029	(757)	62,746	
Cumulative effect of adopting Staff Accounting Bulletin No. 108, net of taxes (Note 2)			(214)		(214)	
Comprehensive income (Note 17):						
Net income			9,062		9,062	$ 9,062
Other comprehensive income, net of tax:						
Net change in unrealized losses on available-for-sale investment securities (Note 4)				192	192	192
Total comprehensive income						$ 9,254
Cash dividend ($.55 per share)			(3,332)		(3,332)	
Fractional shares redeemed for stock dividend			(21)		(21)	
5% stock dividend	268,346	6,834	(6,834)			
Stock options exercised	43,162	441			441	
Stock option compensation (Note 12)		221			221	
Retirement of common stock (Note 12)	(258,641)	(6,724)			(6,724)	
Balance, December 31, 2006	5,657,346	48,246	14,690	(565)	62,371	
Comprehensive income (Note 17):						
Net income			8,478		8,478	$ 8,478
Other comprehensive income, net of tax:						
Net change in unrealized gains on available-for-sale investment securities (Note 4)				666	666	666
Total comprehensive income						$ 9,144
Cash dividend ($.58 per share)			(3,319)		(3,319)	
Fractional shares redeemed for stock dividend	(6)	(9)			(9)	
5% stock dividend	265,683	5,645	(5,645)			
Stock options exercised	54,569	679			679	
Stock option compensation (Note 12)		301			301	
Retirement of common stock (Note 12)	(387,315)	(9,194)			(9,194)	
Balance, December 31, 2007	5,590,277	$ 45,668	$ 14,204	$ 101	$ 59,973	

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Cash Flows

For the Years Ended December 31, 2007, 2006 and 2005 *(dollars in thousands)*

	2007	2006	2005
Cash flows from operating activities:			
Net income	$ 8,478	$ 9,062	$ 9,184
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Provision for loan and lease losses	450	320	322
Decrease in deferred loan and lease origination fees, net	(188)	(7)	(173)
Depreciation and amortization	840	951	1,014
Amortization of investment security premiums and discounts, net	254	659	1,099
Provision for accounts receivable servicing receivable allowance for losses	(3)	11	35
Gain on sale of investment securities	(11)	(1)	(48)
Increase in cash surrender value of life insurance policies	(404)	(192)	(178)
Provision for deferred income taxes	(240)	(1,003)	(422)
Stock option compensation expense	301	221	
Tax benefit from exercise of stock options	(236)	(149)	(469)
(Increase) decrease in accrued interest receivable and other assets	(501)	857	648
Increase (decrease) in accrued interest payable and other liabilities	986	(525)	(12,604)
Net cash provided by (used in) operating activities	9,726	10,204	(1,592)
Cash flows from investing activities:			
Proceeds from the sale of investment securities	6,506	3,259	6,964
Proceeds from called available-for-sale investment securities	1,170	400	280
Proceeds from matured available-for-sale investment securities	17,485	21,150	20,180
Purchases of available-for-sale investment securities		(7,275)	(41,596)
Purchases of held-to-maturity investment securities	(967)	(9,489)	(16,901)
Proceeds from principal repayments for available-for-sale mortgage-backed securities	2,711	2,275	3,411
Proceeds from principal repayments for held-to-maturity mortgage-backed securities	8,496	10,305	12,495
Net (increase) decrease in interest-bearing deposits in banks		(107)	1,095
Net increase in loans and leases	(12,302)	(17,733)	(13,242)
Net decrease (increase) in accounts receivable servicing receivables	918	(592)	374
Purchases of equipment	(672)	(379)	(886)
Purchase of single premium life insurance policies		(4,432)	
Net decrease (increase) in FHLB stock	271	(463)	(450)
Net cash provided by (used in) investing activities	23,616	(3,081)	(28,276)

(Continued)

Consolidated Statement of Cash Flows CONTINUED

For the Years Ended December 31, 2007, 2006 and 2005 *(dollars in thousands)*

	2007	2006	2005
Cash flows from financing activities:			
Net (decrease) increase in demand, interest-bearing and savings deposits	$ (22,767)	$ (19,768)	$ 12,722
Net (decrease) increase in time deposits	(15,463)	12,937	12,597
(Decrease) increase in long-term borrowings	(5,000)	730	(5,562)
Increase (decrease) in short-term borrowings	14,333	(2,116)	14,929
Exercise of stock options	443	292	476
Tax benefit from exercise of stock options	236	149	469
Cash paid to repurchase common stock	(9,194)	(6,724)	(2,017)
Payment of cash dividends	(3,328)	(3,325)	(2,754)
Cash paid for fractional shares	(9)	(21)	(32)
Net cash (used in) provided by financing activities	(40,749)	(17,846)	30,828
(Decrease) increase in cash and cash equivalents	(7,407)	(10,723)	960
Cash and cash equivalents at beginning of year	25,352	36,075	35,115
Cash and cash equivalents at end of year	$ 17,945	$ 25,352	$ 36,075
Supplemental disclosure of cash flow information:			
Cash paid during the year for:			
Interest expense	$ 11,197	$ 10,815	$ 6,509
Income taxes	$ 5,403	$ 6,665	$ 5,990
Non-cash investing activities:			
Net change in unrealized gain (loss) on available-for-sale investment securities	$ 1,128	$ 322	$ (2,159)
Non-cash financing activities:			
Dividends declared and unpaid	$ 839	$ 848	$ 841
Adjustments to goodwill			$ 238
Cumulative effect of adopting SAB 108, net of taxes		$ 214	
Tax benefit from exercise of stock options	$ 236	$ 149	$ 469

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

Note 1 The Business of the Company

American River Bankshares (the "Company") was incorporated under the laws of the State of California in 1995 under the name of American River Holdings and changed its name in 2004 to American River Bankshares. As a bank holding company, the Company is authorized to engage in the activities permitted under the Bank Holding Company Act of 1956, as amended, and regulations thereunder. As a community oriented bank holding company, the principal communities served are located in Sacramento, Placer, Yolo, El Dorado, Amador, and Sonoma counties.

The Company owns 100% of the issued and outstanding common shares of its banking subsidiary, American River Bank ("ARB"). ARB was incorporated in 1983. ARB accepts checking and savings deposits, offers money market deposit accounts and certificates of deposit, makes secured and unsecured commercial, secured real estate, and other installment and term loans and offers other customary banking services. ARB operates six banking offices in Sacramento and Placer counties, three banking offices in Sonoma County under the name North Coast Bank, a division of ARB, and three banking offices in Amador County under the name Bank of Amador ("BNKA"), a division of ARB.

The Bank of Amador located in Jackson, California was merged with and into ARB in December 2004 and now operates as Bank of Amador, a division of ARB. The merger transaction was accounted under the purchase method of accounting and accordingly the results of their operations have been included in the consolidated financial statements since the date of acquisition.

The Company also owns one inactive subsidiary, American River Financial.

The deposits of ARB are insured by the Federal Deposit Insurance Corporation (the "FDIC") up to applicable legal limits. ARB does not offer trust services or international banking services and does not plan to do so in the near future.

Note 2 Summary of Significant Accounting Policies

General
The accounting and reporting policies of the Company and its subsidiaries conform with accounting principles generally accepted in the United States of America and prevailing practices within the financial services industry.

Reclassifications
Certain reclassifications have been made to prior years' balances to conform to classifications used in 2007.

Principles of Consolidation
The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All material intercompany transactions and accounts have been eliminated in consolidation.

Use of Estimates
The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Note 2 Summary of Significant Accounting Policies, Continued

Cash and Cash Equivalents
For the purpose of the statement of cash flows, cash and due from banks and Federal funds sold are considered to be cash equivalents. Generally, Federal funds are sold for one-day periods.

Investment Securities
Investments are classified into the following categories:

- Available-for-sale securities, reported at fair value, with unrealized gains and losses excluded from earnings and reported, net of taxes, as accumulated other comprehensive income (loss) within shareholders' equity.
- Held-to-maturity securities, which management has the positive intent and ability to hold to maturity, reported at amortized cost, adjusted for the accretion of discounts and amortization of premiums.

Management determines the appropriate classification of its investments at the time of purchase and may only change the classification in certain limited circumstances. All transfers between categories are accounted for at fair value. As of December 31, 2007 and 2006, the Company did not have any trading securities.

Gains or losses on the sale of investment securities are computed on the specific identification method. Interest earned on investment securities is reported in interest income, net of applicable adjustments for accretion of discounts and amortization of premiums.

Investment securities are evaluated for impairment on at least a quarterly basis and more frequently when economic or market conditions warrant such an evaluation to determine whether a decline in their value is other than temporary. Management utilizes criteria such as the magnitude and duration of the decline and the intent and ability of the Company to retain its investment in the securities for a period of time sufficient to allow for an anticipated recovery in fair value, in addition to the reasons underlying the decline, to determine whether the loss in value is other than temporary. The term "other than temporary" is not intended to indicate that the decline is permanent, but indicates that the prospects for a near-term recovery of value is not necessarily favorable, or that there is a lack of evidence to support a realizable value equal to or greater than the carrying value of the investment. Once a decline in value is determined to be other than temporary, the value of the security is reduced and a corresponding charge to earnings is recognized.

Federal Home Loan Bank Stock
Investments in Federal Home Loan Bank ("FHLB") stock are carried at cost and are redeemable at par with certain restrictions. Investments in FHLB stock are necessary to participate in FHLB programs.

Loans and Leases
Loans and leases are reported at the principal amounts outstanding, adjusted for unearned income, deferred loan origination fees and costs, purchase premiums and discounts, write-downs and the allowance for loan and lease losses. Loan and lease origination fees, net of certain deferred origination costs, and purchase premiums and discounts are recognized as an adjustment to the yield of the related loans and leases.

The accrual of interest on loans and leases is discontinued when, in the opinion of management, there is an indication that the borrower may be unable to meet payments as they become due. Upon such discontinuance, all unpaid accrued interest is reversed against current income unless the loan or lease is well secured and in the process of collection. Interest received on nonaccrual loans and leases is either applied against principal or reported as interest income, according to management's judgment as to the collectibility of principal. Generally, loans and leases are restored to accrual status when the obligation is brought current and has performed in accordance with the contractual terms for a reasonable period of time and the ultimate collectibility of the total contractual principal and interest is no longer in doubt.

Direct financing leases are carried net of unearned income. Income from leases is recognized by a method that approximates a level yield on the outstanding net investment in the lease._

Loan Sales and Servicing

Included in the loan and lease portfolio are Small Business Administration ("SBA") loans and Farmer Mac guaranteed loans that may be sold in the secondary market. At the time the loan is sold, the related right to service the loan is either retained, with the Company earning future servicing income, or released in exchange for a one-time servicing-released premium. A portion of this premium may be required to be refunded if the borrower defaults or the loan prepays within ninety days of the settlement date. There were no sales of loans subject to these recourse provisions at December 31, 2007, 2006 and 2005. Loans subsequently transferred to the loan portfolio are transferred at the lower of cost or market value at the date of transfer. Any difference between the carrying amount of the loan and its outstanding principal balance is recognized as an adjustment to yield by the interest method. There were no loans held for sale at December 31, 2007 and 2006.

SBA and Farmer Mac loans with unpaid balances of $847,000 and $1,218,000 were being serviced for others as of December 31, 2007 and 2006, respectively. The Company also serviced loans that are participated with other financial institutions totaling $7,797,000 and $11,642,000 as of December 31, 2007 and 2006, respectively.

Servicing rights acquired through 1) a purchase or 2) the origination of loans which are sold or securitized with servicing rights retained are recognized as separate assets or liabilities. Servicing assets or liabilities are recorded at the difference between the contractual servicing fees and adequate compensation for performing the servicing, and are subsequently amortized in proportion to and over the period of the related net servicing income or expense. Servicing assets are periodically evaluated for impairment. Servicing assets were not considered material for disclosure purposes at December 31, 2007 and 2006.

Allowance for Loan and Lease Losses

The allowance for loan and lease losses is maintained to provide for probable losses related to impaired loans and leases and other probable losses on loans and leases identified by management as doubtful, substandard and special mention, as well as losses that can be expected to occur in the normal course of business related to currently performing loans and leases. The determination of the allowance is based on estimates made by management, to include consideration of the character of the loan and lease portfolio including concentrations, types of lending, specifically identified problem loans and leases, inherent risk of loss in the portfolio taken as a whole and economic conditions in the Company's service areas.

The methodology for evaluating the adequacy of the allowance for loan and lease losses has two basic elements: first, the identification of impaired loans and the measurement of impairment for each individual loan identified; and second, a method for estimating a general allowance for loan and lease losses.

A loan or lease is considered impaired when it is probable that all contractual principal and interest payments due will not be collected in accordance with the terms of the loan or lease agreement. Impairment on individually identified loans or leases that are not collateral dependent is measured based on the present value of expected future cash flows discounted at each loan or lease's original effective interest rate. For loans that are collateral dependent, impairment is measured based on the fair value of the collateral less estimated selling costs.

Note 2 Summary of Significant Accounting Policies, Continued

In estimating the general allowance for loan and lease losses, the balance of the loan portfolio is grouped into segments that have common characteristics, such as loan type, collateral type or risk rating. Loans typically segregated by risk rating are those that have been assigned ratings (using regulatory definitions) of special mention, substandard and doubtful. Loans graded loss are generally charged off immediately.

For each general allowance portfolio segment, loss factors are applied to calculate the required allowance. These loss factors are based upon historical loss rates adjusted for qualitative factors representing other significant factors affecting loan portfolio including economic factors, credit policy and underwriting, management and staff effectiveness, trends in delinquencies and losses, and concentrations.

The Company's Loan Committee reviews the adequacy of the allowance for loan and lease losses at least quarterly, to include consideration of the relative risks in the portfolio and current economic conditions. The allowance is adjusted based on that review if, in the judgment of the Loan Committee and management, changes are warranted.

The allowance is established through a provision for loan and lease losses which is charged to expense. Additions to the allowance are expected to maintain the adequacy of the total allowance after credit losses and loan and lease growth. Although management believes the allowance for loan and lease losses to be adequate, ultimate losses may vary from their estimates. In addition, the FDIC and California Department of Financial Institutions, as an integral part of their examination process, review the allowance for loan and lease losses. These agencies may require additions to the allowance for loan and lease losses based on their judgment about information available at the time of their examinations.

Other Real Estate
Other real estate includes real estate acquired in full or partial settlement of loan obligations. When property is acquired, any excess of the recorded investment in the loan balance and accrued interest income over the estimated fair market value of the property less estimated selling costs is charged against the allowance for loan and lease losses. A valuation allowance for losses on other real estate is maintained to provide for temporary declines in value. The allowance is established through a provision for losses on other real estate which is included in other expenses. Subsequent gains or losses on sales or writedowns resulting from permanent impairments are recorded in other income or expense as incurred. There was $61,000 in other real estate at December 31, 2007 and none at December 31, 2006.

Premises and Equipment
Premises and equipment are carried at cost. Depreciation is determined using the straight-line method over the estimated useful lives of the related assets. The useful life of the building and improvements is forty years. The useful lives of furniture, fixtures and equipment are estimated to be three to ten years. Leasehold improvements are amortized over the life of the asset or the term of the related lease, whichever is shorter. When assets are sold or otherwise disposed of, the cost and related accumulated depreciation or amortization are removed from the accounts, and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to expense as incurred. Impairment of long-lived assets is evaluated by management based upon an event or changes in circumstances surrounding the underlying assets which indicate long-lived assets may be impaired.

Note 2 Summary of Significant Accounting Policies, Continued

Goodwill and Intangible Assets

Business combinations involving the Company's acquisition of equity interests or net assets of another enterprise or the assumption of net liabilities in an acquisition of branches constituting a business may give rise to goodwill. Goodwill represents the excess of the cost of an acquired entity over the net of the amounts assigned to assets acquired and liabilities assumed in transactions accounted for under the purchase method of accounting. The value of goodwill is ultimately derived from the Company's ability to generate net earnings after the acquisition and is not deductible for tax purposes. A decline in net earnings could be indicative of a decline in the fair value of goodwill and result in impairment. For that reason, goodwill is assessed for impairment at least annually.

Intangible assets are comprised of core deposit intangibles which represent the estimated fair value of the long-term deposit relationships that were assumed when the Company acquired Bank of Amador in December 2004. Core deposit intangibles are amortized using a method that approximates the expected run-off of the deposit base, which, in this case, is eight years. Management evaluates the recoverability and remaining useful life annually to determine whether events or circumstances warrant a revision to the intangible assets or the remaining amortization period.

Income Taxes

The Company files its income taxes on a consolidated basis with its subsidiaries. The allocation of income tax expense (benefit) represents each entity's proportionate share of the consolidated provision for income taxes.

The Company accounts for income taxes using the balance sheet method, under which deferred tax assets and liabilities are recognized for the tax consequences of temporary differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. On the consolidated balance sheet, net deferred tax assets are included in accrued interest receivable and other assets.

On January 1, 2007, the Company adopted Financial Accounting Standards Board ("FASB") Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes.* FIN 48 prescribes a recognition threshold and measurement standard for the financial statement recognition and measurement of an income tax position taken or expected to be taken in a tax return. In addition, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

The provisions of FIN 48 have been applied to all tax positions of the Company as of January 1, 2007. Only tax positions that met the more-likely-than-not recognition threshold on January 1, 2007 were recognized or continue to be recognized upon adoption. The Company previously recognized income tax positions based on management's estimate of whether it was reasonably possible that a liability had been incurred for unrecognized income tax benefits by applying FASB Statement No. 5, *Accounting for Contingencies.* The adoption of FIN 48 did not have a material impact on the Company's financial position, results of operations or cash flows.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-

Note 2 Summary of Significant Accounting Policies, Continued

not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying balance sheet along with any associated interest and penalties that would be payable to the taxing authorities upon examination.

Interest expense and penalties associated with unrecognized tax benefits are classified as income tax expense in the consolidated statement of income.

Comprehensive Income

Comprehensive income is reported in addition to net income for all periods presented. Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of other comprehensive income (loss) that historically has not been recognized in the calculation of net income. Unrealized gains and losses on the Company's available-for-sale investment securities are included in other comprehensive income (loss), adjusted for realized gains or losses included in net income. Total comprehensive income and the components of accumulated other comprehensive income (loss) are presented in the consolidated statement of changes in shareholders' equity.

Earnings Per Share

Basic earnings per share ("EPS"), which excludes dilution, is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock, such as stock options, result in the issuance of common stock which shares in the earnings of the Company. The treasury stock method has been applied to determine the dilutive effect of stock options in computing diluted EPS. EPS is retroactively adjusted for stock splits and stock dividends for all periods presented.

Stock-Based Compensation

At December 31, 2007, the Company has two stock-based compensation plans, which are described more fully in Note 12. Prior to January 1, 2006, the Company accounted for the plans under the recognition and measurement provisions of Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees*, and related Interpretations, as permitted by FASB Statement No. 123, *Accounting for Stock-Based Compensation*, and FASB Statement No. 148, *Accounting for Stock-Based Compensation–Transition and Disclosure*. No stock-based employee compensation cost was recognized for options granted for the year ended December 31, 2005 in the consolidated statement of income, as all options granted under the plans had an exercise price equal to the market value of the underlying common stock on the date of grant. Effective January 1, 2006, the Company adopted the fair value recognition provisions of FASB Statement No. 123(R), *Share-Based Payment*, using the modified prospective transition method. Under that transition method, compensation cost recognized in fiscal years 2007 and 2006 includes: (a) compensation cost for all share-based payments vesting after January 1, 2006 that were granted prior to, but not yet vested as of January 1, 2006 based on the grant-date fair value estimated in accordance with the original provisions of Statement No. 123, and (b) compensation cost for all share-based payments vesting after January 1, 2006 that were granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of Statement No. 123(R). Results for prior periods have not been restated and there was no one-time effect resulting from the adoption of FASB Statement No. 123(R). Compensation expense, net of related tax benefits, recorded in 2007 and 2006 as a result of applying this accounting standard totaled $251,000 and $184,000, or $.04 and $.03 per diluted share, respectively. Compensation expense is recognized over the vesting period on a straight line accounting basis.

Note 2 Summary of Significant Accounting Policies, Continued

The Company followed the alternative transition method allowed under FASB 123R-3, *Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards*, which provides for a simplified method to establish the beginning balance of the additional paid-in capital pool ("APIC pool") related to the tax effects of employee share-based compensation.

The following table illustrates the effect on net income and earnings per share as if the Company had applied the fair value recognition provisions of FASB Statement No. 123 to stock-based compensation for the year ended December 31, 2005. Pro forma adjustments to the Company's consolidated net income and earnings per share are disclosed during the years in which the options become vested (dollars in thousands, except per share data).

Net income, as reported	$	9,184
Deduct: Total stock-based compensation expense determined under the fair value based method for all awards, net of related tax effects		(88)
Pro forma net income	$	9,096
Basic earnings per share—as reported	$	1.48
Basic earnings per share—pro forma	$	1.46
Diluted earnings per share—as reported	$	1.45
Diluted earnings per share—pro forma	$	1.45

The fair value of each option award is estimated on the date of grant using a Black-Scholes-Merton based option valuation model that uses the assumptions noted in the following table. Because Black-Scholes-Merton based option valuation models incorporate ranges of assumptions for inputs, those ranges are disclosed. Expected volatilities are based on historical volatility of the Company's stock and other factors. The Company uses historical data to estimate option exercise and employee termination within the valuation model. The expected term of options granted is derived from guidance provided in the Securities and Exchange Commissions' Staff Accounting Bulletin No. 107 and represents the period of time that options granted are expected to be outstanding. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

	2007	2006	2005
Dividend yield	2.33%	2.16%	2.27% to 2.71%
Expected volatility	21.6%	29.6%	30.3% to 31.4%
Risk-free interest rate	4.68%	4.70%	3.96% to 4.08%
Expected option life in years	7	7	7
Weighted average fair value of options granted during the year	$ 6.06	$ 7.94	$ 5.63

Note 2 Summary of Significant Accounting Policies, continued

The following is a summary of stock option information as of or for the year ended December 31, 2007, 2006 and 2005:

(dollars in thousands)

	2007	2006	2005
Total intrinsic value of options exercised	$ 832	$ 791	$ 2,062
Aggregate cash received for option exercises	$ 444	$ 292	$ 476
Total fair value of options vested	$ 263	$ 154	
Total compensation cost	$ 301	$ 221	
Tax benefit recognized	$ 50	$ 37	
Net compensation cost	$ 251	$ 184	
Total compensation cost for nonvested awards not yet recognized	$ 894	$ 828	
Weighted average years to be recognized	2.2	2.4	

Cumulative Effect of Adopting Staff Accounting Bulletin No. 108

In September 2006, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 108 *Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements*, which provides interpretive guidance on how registrants should quantify financial statement misstatements. Under SAB 108 registrants are required to consider both a "rollover" method which focuses primarily on the income statement impact of misstatements and the "iron curtain" method which focuses primarily on the balance sheet impact of misstatements. The transition provisions of SAB 108 permit a registrant to adjust retained earnings for the cumulative effect of immaterial errors relating to prior years. The Company was required to adopt SAB 108 in the fourth quarter of 2006.

Historically, the Company evaluated uncorrected differences utilizing the rollover approach. Management believes that the impact of errors related to unrecorded compensated absences was immaterial to prior fiscal years under the rollover method. Under SAB 108 management must assess materiality using both the rollover method and the iron-curtain method. Under the iron-curtain method, the cumulative effect of unrecorded compensated absences was material to the Company's 2006 financial statements and, therefore, management recorded an adjustment to decrease the opening 2006 retained earnings balance in the amount of $214,000, increase other liabilities in the amount of $350,000 and increase deferred tax assets by $136,000 in accordance with the implementation guidance in SAB 108.

Impact of New Financial Accounting Standards

Fair Value Measurements In September 2006, the FASB issued Statement No. 157 (SFAS 157), Fair Value Measurements. SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value but does not expand the use of fair value in any new circumstances. In this standard, the FASB clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, SFAS 157 establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The provisions of SFAS 157 are effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The provisions should be applied prospectively, except for certain specifically identified financial instruments. The Company adopted SFAS 157 on January 1, 2008 and management does not believe its adoption will have a material impact on the Company's financial position, results of operations or cash flows.

The Fair Value Option for Financial Assets and Financial Liabilities In February 2007, the FASB issued Statement No. 159 (SFAS 159), The Fair Value Option for Financial Assets and Financial Liabilities–Including an Amendment of FASB Statement No. 115. This standard permits an entity to choose to measure many financial instruments and certain other items at fair value at specified election dates. The entity will report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. The fair value option (a) may be applied instrument by instrument, with a few exceptions, such as investments otherwise accounted for by the equity method, (b) is irrevocable (unless a new election date occurs), and (c) is applied only to entire instruments and not to portions of instruments. The Company adopted SFAS 159 on January 1, 2008 and management did not elect the fair value option for any of its financial instruments.

Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements In September 2006, the FASB ratified the consensuses reached by the Task Force on Issue No. 06-4 (EITF 06-04), *Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements.* A question arose when an employer enters into an endorsement split-dollar life insurance arrangement related to whether the employer should recognize a liability for the future benefits or premiums to be provided to the employee. EITF 06-04 indicates that an employer should recognize a liability for future benefits and that a liability for the benefit obligation has not been settled through the purchase of an endorsement type policy. An entity should apply the provisions of EITF 06-04 either through a change in accounting principle through a cumulative-effect adjustment to retained earnings as of the beginning of the year of adoption or a change in accounting principle through retrospective application to all prior periods. The provisions of EITF 06-04 are effective for fiscal years beginning after December 15, 2007. The Company adopted the provisions of EITF 06-04 on January 1, 2008 and management determined that the adoption of EITF 06-04 will not have an impact on the financial position, results of operations or cash flows of the Company.

Note 2 Summary of Significant Accounting Policies, Continued

Accounting for Business Combinations In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007), *Business Combinations* ("SFAS No. 141R"). SFAS No. 141(R), among other things, establishes principles and requirements for how the acquirer in a business combination (i) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquired business, (ii) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase, and (iii) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The Company is required to adopt SFAS No. 141(R) for all business combinations for which the acquisition date is on or after January 1, 2009. Earlier adoption is prohibited. This standard will change the accounting treatment for business combinations on a prospective basis.

Note 3 Goodwill and Other Intangible Assets

At December 31, 2007 and 2006, goodwill totaled $16,321,000. Goodwill is evaluated annually for impairment under the provisions of SFAS No. 142, *Goodwill and Other Intangible Assets*, and management determined that no impairment recognition was required for the years ended December 31, 2007, 2006 and 2005. Goodwill is not deductible for tax purposes.

Other intangible assets are comprised of core deposit intangibles totaling $1,193,000 and $1,501,000 at December 31, 2007 and 2006, respectively. Amortization included in other expense totaled $308,000, $330,000 and $352,000 for the years ended December 31, 2007, 2006 and 2005, respectively. The remaining balance will be amortized over 4.9 years. Amortization expense for the next five years is estimated as follows (dollars in thousands):

Year Ending December 31,	
2008	$ 286
2009	$ 264
2010	$ 242
2011	$ 219
2012	$ 182

Note 4 Investment Securities

The amortized cost and estimated fair value of investment securities at December 31, 2007 and 2006 consisted of the following *(dollars in thousands)*:

Available-for-Sale

	2007			
	Amortized Cost	Gross Unrealized Gains	Unrealized Losses	Gross Estimated Fair Value
Debt securities:				
U.S. Government agencies	$ 16,539	$ 8	$ (41)	$ 16,506
Mortgage-backed securities	31,174	13	(121)	31,066
Obligations of states and political subdivisions	30,758	452	(99)	31,111
Equity securities:				
Corporate stock	328	24	(65)	287
	$ 78,799	$ 497	$ (326)	$ 78,970

	2006			
	Amortized Cost	Gross Unrealized Gains	Unrealized Losses	Gross Estimated Fair Value
Debt securities:				
U.S. Government agencies	$ 28,532		$ (409)	$ 28,123
Mortgage-backed securities	33,930	$ 9	(703)	33,236
Obligations of states and political subdivisions	41,115	407	(298)	41,224
Corporate debt securities	1,005		(2)	1,003
Equity securities:				
Corporate stock	584	50	(11)	623
	$ 105,166	$ 466	$ (1,423)	$ 104,209

Net unrealized gains on available-for-sale investment securities totaling $171,000 were recorded, net of $70,000 in tax liabilities, as accumulated other comprehensive income within shareholders' equity at December 31, 2007. Proceeds and gross realized gains from the sale of available-for-sale investment securities for the year ended December 31, 2007 totaled $4,726,000 and $25,000, respectively. There were no transfers of available-for-sale investment securities during the year ended December 31, 2007.

Net unrealized losses on available-for-sale investment securities totaling $957,000 were recorded, net of $392,000 in tax benefits, as accumulated other comprehensive loss within shareholders' equity at December 31, 2006. Proceeds and gross realized gains from the sale of available-for-sale investment securities for the year ended December 31, 2006 totaled $3,259,000 and $1,000, respectively. There were no transfers of available-for-sale investment securities during the year ended December 31, 2006.

Note 4 Investment Securities, Continued

Proceeds and gross realized gains from the sale of available-for-sale investment securities for the year ended December 31, 2005 totaled $6,964,000 and $48,000, respectively.

Held-to-Maturity

	2007			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Debt securities:				
Mortgage-backed securities	$ 34,754	$ 199	$ (98)	$ 34,855

	2006			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Debt securities:				
Mortgage-backed securities	$ 44,031	$ 69	$ (380)	$ 43,720

Proceeds and gross realized losses from the sale of held-to-maturity investment securities for the year ended December 31, 2007 totaled $1,780,000 and $14,000, respectively. There were no sales of held-to-maturity investment securities for the years ended December 31, 2006 and 2005 and no transfers of held-to-maturity investment securities for the years ended December 31, 2007, 2006 and 2005.

The amortized cost and estimated fair value of investment securities at December 31, 2007 by contractual maturity are shown below *(dollars in thousands)*.

	Available for Sale		Held-to-Maturity	
	Amortized Cost	Estimated Fair Value	Amortized Loss	Estimated Fair Value
Within one year	$ 15,475	$ 15,436		
After one year through five years	14,939	14,995		
After five years through ten years	9,556	9,809		
After ten years	7,327	7,377		
	47,297	47,617		
Investment securities not due at a single maturity date:				
Mortgage-backed securities	31,174	31,066	$ 34,754	$ 34,855
Corporate stock	328	287		
	$ 78,799	$ 78,970	$ 34,754	$ 34,855

Note 4 Investment Securities, Continued

Expected maturities will differ from contractual maturities because the issuers of the securities may have the right to call or prepay obligations with or without call or prepayment penalties.

Investment securities with amortized costs totaling $64,007,000 and $62,347,000 and estimated fair values totaling $63,926,000 and $61,240,000 were pledged to secure treasury tax and loan accounts, State Treasury funds on deposit, public agency and bankruptcy trustee deposits and borrowing arrangements (see Note 9) at December 31, 2007 and 2006, respectively.

Investment securities with unrealized losses at December 31, 2007 and 2006 are summarized and classified according to the duration of the loss period as follows *(dollars in thousands)*:

	2007					
	Less than 12 months		12 months or more		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available-for-Sale						
Debt securities:						
U.S. Government agencies			$ 11,552	$ (41)	$ 11,552	$ (41)
Mortgage-backed securities			30,136	(121)	30,136	(121)
Obligations of states and political subdivisions	$ 1,484	$ (62)	6,944	(37)	8,428	(99)
Corporate stock			186	(65)	186	(65)
	$ 1,484	$ (62)	$ 48,818	$ (264)	$ 50,302	$ (326)
Held-to-Maturity						
Debt securities:						
Mortgage-backed securities	$ 1,192	$ (2)	$ 14,838	$ (96)	$ 16,030	$ (98)

	2006					
	Less than 12 months		12 months or more		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available-for-Sale						
Debt securities:						
U.S. Government agencies			$ 28,123	$ (409)	$ 28,123	$ (409)
Mortgage-backed securities			32,150	(703)	32,150	(703)
Obligations of states and political subdivisions	$ 7,285	$ (50)	16,650	(247)	23,935	(297)
Corporate debt securities			1,003	(2)	1,003	(2)
Corporate stock			239	(12)	239	(12)
	$ 7,285	$ (50)	$ 78,165	$ (1,373)	$ 85,450	$ (1,423)
Held-to-Maturity						
Debt securities:						
Mortgage-backed securities	$ 2,250	$ (7)	$ 29,672	$ (373)	$ 31,922	$ (380)

Note 4 Investment Securities, Continued

At December 31, 2007, the unrealized loss on the Company's investments in U.S. Government agencies, mortgage-backed securities and obligations of states and political sub-divisions is primarily driven by interest rates. Because the decline in market value is attributable to a change in interest rates and not credit quality, and because the Company has the ability and intent to hold these investments until recovery of fair value, which may be maturity, management does not consider these investments to be other-than-temporarily impaired.

At December 31, 2007, the unrealized loss on the Company's investments in corporate stock is related to a single investment that is in a loss position of $65,000 that has been evaluated by management for other-than-temporary impairment. Management does not consider this investment to be other-than–temporarily impaired.

Note 5 Loans and Leases

Outstanding loans and leases are summarized as follows *(dollars in thousands)*:

	December 31,	
	2007	2006
Real estate—commercial	$ 191,774	$ 175,643
Real estate—construction	66,022	90,314
Real estate—multi-family	5,830	3,618
Real estate—residential	9,285	8,689
Commercial	105,467	85,859
Lease financing receivable	4,070	6,375
Agriculture	8,177	7,362
Consumer	10,750	11,712
	401,375	389,572
Deferred loan and lease origination fees, net	(517)	(705)
Allowance for loan and lease losses	(5,883)	(5,874)
	$ 394,975	$ 382,993

Certain loans are pledged as collateral for available borrowings with the FHLB. Pledged loans totaled $171,709,000 and $201,830,000 at December 31, 2007 and 2006, respectively (see Note 9).

The components of the Company's leases receivable are summarized as follows *(dollars in thousands)*:

	December 31,	
	2007	2006
Future lease payments receivable	$ 4,388	$ 6,883
Residual interests	75	226
Unearned income	(393)	(734)
Net lease financing receivable	$ 4,070	$ 6,375

Note 5 Loans and Leases, Continued

Future lease payments receivable are as follows *(dollars in thousands)*:

Year Ending December 31,	
2008	$ 2,289
2009	1,012
2010	532
2011	327
2012	214
Thereafter	14
Total lease payments receivable	$ 4,388

Changes in the allowance for loan and lease losses were as follows *(dollars in thousands)*:

	Year Ended December 31,		
	2007	2006	2005
Balance, beginning of year	$ 5,874	$ 5,679	$ 5,496
Provision charged to operations	450	320	322
Losses charged to allowance	(548)	(150)	(206)
Recoveries	107	25	67
Balance, end of year	$ 5,883	$ 5,874	$ 5,679

The recorded investment in loans and leases that were considered to be impaired totaled $6,637,000 at December 31, 2007 and had a related valuation allowance of $764,000. The average recorded investment in impaired loans and leases during 2007 was approximately $407,000. There were no loans or leases considered to be impaired at December 31, 2006.

Non-accrual loans and leases totaled approximately $6,985,000 and $65,000 at December 31, 2007 and 2006, respectively. Loans and leases past due 90 days or more and still accruing at December 31, 2007 and 2006 were $455,000 and $13,000, respectively. Interest income on non-accrual loans is generally recognized on a cash basis and was not significant for the years ended December 31, 2007, 2006 and 2005. Interest foregone on non-accrual loans totaled $252,000 for the year ended December 31, 2007. Interest foregone on non-accrual loans for the years ended December 31, 2006 and 2005 was not significant.

Salaries and employee benefits totaling $1,030,000, $1,183,000 and $1,395,000 have been deferred as loan and lease origination costs for the years ended December 31, 2007, 2006 and 2005, respectively.

Note 6 Premises and Equipment

Premises and equipment consisted of the following *(dollars in thousands)*:

	December 31,	
	2007	2006
Land	$ 206	$ 206
Building and improvements	1,094	873
Furniture, fixtures and equipment	6,518	6,267
Leasehold improvements	1,293	1,141
	9,111	8,487
Less accumulated depreciation and amortization	(7,128)	(6,641)
	$ 1,983	$ 1,846

Depreciation and amortization included in occupancy and furniture and equipment expense totaled $535,000, $623,000 and $672,000 for the years ended December 31, 2007, 2006 and 2005, respectively.

Note 7 Accounts Receivable Servicing Receivables

The Company purchases existing accounts receivable on a discounted basis from selected merchants and assumes the related billing and collection responsibilities on a recourse basis. Accounts receivable servicing fees included in other income totaled $244,000, $372,000 and $356,000 for the years ended December 31, 2007, 2006 and 2005, respectively. The valuation allowance for these receivables is not significant.

Note 8 Interest-Bearing Deposits

Interest-bearing deposits consisted of the following *(dollars in thousands)*:

	December 31,	
	2007	2006
Savings	$ 35,639	$ 36,893
Money market	127,397	122,765
NOW accounts	43,577	41,814
Time, $100,000 or more	75,723	82,569
Other time	40,643	49,260
	$ 322,979	$ 333,301

Note 8 Interest-Bearing Deposits, Continued

Aggregate annual maturities of time deposits are as follows *(dollars in thousands)*:

Year Ending December 31,	
2008	$ 100,019
2009	7,749
2010	3,095
2011	4,886
2012	596
Thereafter	21
	$ 116,366

Interest expense recognized on interest-bearing deposits consisted of the following *(dollars in thousands)*:

	Year Ended December 31,		
	2007	2006	2005
Savings	$ 546	$ 242	$ 150
Money market	3,668	3,074	2,164
NOW accounts	113	130	83
Time, $100,000 or more	3,167	3,092	1,620
Other time	2,066	2,139	1,629
	$ 9,560	$ 8,677	$ 5,646

Note 9 Borrowing Arrangements

The Company has a total of $52,000,000 in unsecured short-term borrowing arrangements to purchase Federal funds with four of its correspondent banks. There were no advances under the borrowing arrangements as of December 31, 2007 and 2006.

In addition, the Company has a line of credit available with the Federal Home Loan Bank which is secured by pledged mortgage loans (see Note 5) and investment securities (see Note 4). Borrowings may include overnight advances as well as loans with a term of up to thirty years. Advances totaling $51,603,000 were outstanding from the Federal Home Loan Bank at December 31, 2007, bearing fixed interest rates ranging from 3.25% to 5.21% and maturing between January 2, 2008 and October 30, 2008. Advances totaling $42,270,000 were outstanding from the Federal Home Loan Bank at December 31, 2006, bearing fixed interest rates ranging from 2.66% to 6.13% and maturing between January 3, 2007 and April 7, 2008. Amounts available under the borrowing arrangement with the Federal Home Loan Bank at December 31, 2007 and 2006 totaled $79,631,000 and $87,091,000, respectively.

Note 9 Borrowing Arrangements, Continued

The following table summarizes these borrowings *(dollars in thousands)*:

	December 31,			
	2007		2006	
Weighted	Amount	Weighted Average Rate	Amount	Average Rate
Short-term portion of borrowings	$ 51,603	3.61%	$ 37,270	5.08%
Long-term borrowings			5,000	4.92%
	$ 51,603	3.61%	$ 42,270	5.06%

The Company has also been issued $3,750,000 in letters of credit by the Federal Home Loan Bank which have been pledged to secure Local Agency Deposits. The letters of credit act as a guarantee of payment to certain third parties in accordance with specified terms and conditions. The letters of credit were not drawn upon in 2007 and management does not expect to draw upon these lines in the future.

Note 10 Income Taxes

The provision for income taxes for the years ended December 31, 2007, 2006, and 2005 consisted of the following *(dollars in thousands)*:

	Federal	State	Total
2007			
Current	$ 3,986	$ 1,494	$ 5,480
Deferred	(163)	(77)	(240)
Provision for income taxes	$ 3,823	$ 1,417	$ 5,240
2006			
Current	$ 5,076	$ 1,666	$ 6,742
Deferred	(878)	(125)	(1,003)
Provision for income taxes	$ 4,198	$ 1,541	$ 5,739
2005			
Current	$ 4,706	$ 1,508	$ 6,214
Deferred	(481)	59	(422)
Provision for income taxes	$ 4,225	$ 1,567	$ 5,792

Deferred tax assets (liabilities) consisted of the following *(dollars in thousands)*:

Note 10 Income Taxes, Continued

	December 31,	
	2007	2006
Deferred tax assets:		
Allowance for loan and lease losses	$ 2,532	$ 2,532
Future benefit of State tax deduction	485	580
Deferred compensation	1,371	1,172
Unrealized losses on available-for-sale investment securities		409
Other	262	237
Total deferred tax assets	4,650	4,930
Deferred tax liabilities:		
Core deposit intangible	(547)	(682)
Unrealized gains on available-for-sale investment securities	(65)	
Investment market to market	(91)	(129)
Future liability of State deferred tax assets	(242)	(215)
Deferred loan costs	(423)	(438)
Federal Home Loan Bank stock dividends	(211)	(161)
Total deferred tax liabilities	(1,579)	(1,625)
Net deferred tax assets	$ 3,071	$ 3,305

The Company and its subsidiaries file income tax returns in the United States and California jurisdictions. There are currently no pending federal, state or local income tax examinations by tax authorities. With few exceptions, the Company is no longer subject to the examination by federal taxing authorities for the years ended before December 31, 2004 and by state and local taxing authorities for years before December 31, 2003. The unrecognized tax benefits and the interest and penalties accrued by the Company as of December 31, 2007 were not significant.

The provision for income taxes differs from amounts computed by applying the statutory Federal income tax rate of 35.0% to income before income taxes. The significant items comprising these differences consisted of the following:

	Year Ended December 31,		
	2007	2006	2005
Federal income tax statutory rate	35.0%	35.0%	34.0%
State franchise tax, net of Federal tax effect	6.7%	6.8%	6.9%
Tax benefit of interest on obligations of states and political subdivisions	(2.5)%	(2.2)%	(2.0)%
Tax-exempt income from life insurance policies	(1.0)%	(0.5)%	(0.4)%
Stock option compensation expense	0.4%	0.3%	
Other	(0.4)%	(0.6)%	0.2%
Effective tax rate	38.2 %	38.8 %	38.7%

Note 11 Commitments and Contingencies

Leases

The Company leases branch facilities, administrative offices and various equipment under noncancelable operating leases which expire on various dates through the year 2017. Certain of the leases have five year renewal options. Two of the branch facilities are leased from current or former members of the Company's Board of Directors (see Note 16).

Future minimum lease payments are as follows *(dollars in thousands)*:

Year Ending December 31,	
2008	$ 1,016
2009	862
2010	683
2011	587
2012	562
Thereafter	1,365
	$ 5,075

Rental expense included in occupancy, furniture and equipment expense totaled $1,061,000, $1,035,000 and $887,000 for the years ended December 31, 2007, 2006 and 2005, respectively.

Financial Instruments With Off-Balance-Sheet Risk

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business in order to meet the financing needs of its customers and to reduce its exposure to fluctuations in interest rates. These financial instruments consist of commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized on the balance sheet.

The Company's exposure to credit loss in the event of nonperformance by the other party for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and standby letters of credit as it does for loans included on the consolidated balance sheet.

The following financial instruments represent off-balance-sheet credit risk *(dollars in thousands)*:

	December 31,	
	2007	2006
Commitments to extend credit:		
Revolving lines of credit secured by 1–4 family residences	$ 8,252	$ 9,144
Commercial real estate, construction and land development commitments secured by real estate	31,881	45,752
Other unused commitments, principally commercial loans	72,500	59,686
	$ 112,633	$ 114,582
Standby letters of credit	$ 7,537	$ 5,701

Note 11 Commitments and Contingencies, Continued

Real estate commitments are generally secured by property with a loan-to-value ratio of 65% to 75%. In addition, the majority of the Company's commitments have variable interest rates.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any conditions established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Each client's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary upon extension of credit, is based on management's credit evaluation of the borrower. Collateral held varies, but may include accounts receivable, inventory, equipment and deeds of trust on residential real estate and income-producing commercial properties.

Standby letters of credit are conditional commitments issued to guarantee the performance or financial obligation of a client to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to clients. The fair value of the liability related to these standby letters of credit, which represents the fees received for issuing the guarantees, was not significant at December 31, 2007 and 2006. The Company recognizes these fees as revenue over the term of the commitment or when the commitment is used.

Significant Concentrations of Credit Risk
The Company grants real estate mortgage, real estate construction, commercial, agricultural and consumer loans to clients throughout Sacramento, Placer, Yolo, Amador, El Dorado, and Sonoma counties.

In management's judgment, a concentration exists in real estate-related loans which represented approximately 68% and 71% of the Company's loan portfolio at December 31, 2007 and 2006, respectively. Although management believes such concentrations to have no more than the normal risk of collectibility, a substantial decline in the economy in general, or a decline in real estate values in the Company's primary market areas in particular, could have an adverse impact on collectibility of these loans. However, personal and business income represent the primary source of repayment for a majority of these loans.

Correspondent Banking Agreements
The Company maintains funds on deposit with other federally insured financial institutions under correspondent banking agreements. Uninsured deposits totaled $2,902,000 at December 31, 2007.

Contingencies
The Company is subject to legal proceedings and claims which arise in the ordinary course of business. In the opinion of management, the amount of ultimate liability with respect to such actions will not materially affect the consolidated financial position or results of operations of the Company.

Note 12 Shareholders' Equity

Earnings Per Share

A reconciliation of the numerators and denominators of the basic and diluted earnings per share computations is as follows *(dollars and shares in thousands, except per share data)*:

For the Year Ended	Net income	Weighted average number of outstanding	Per-share amount
December 31, 2007			
Basic earnings per share	$ 8,478	5,765	$ 1.47
Effect of dilutive stock options		60	
Diluted earnings per share	$ 8,478	5,825	$ 1.46
December 31, 2006			
Basic earnings per share	$ 9,062	6,091	$ 1.49
Effect of dilutive stock options		112	
Diluted earnings per share	$ 9,062	6,203	$ 1.46
December 31, 2005			
Basic earnings per share	$ 9,184	6,196	$ 1.48
Effect of dilutive stock options		127	
Diluted earnings per share	$ 9,184	6,323	$ 1.45

Stock Option Plans

In 2000 and 1995, the Board of Directors adopted stock option plans under which options may be granted to employees and directors under incentive and nonstatutory agreements. Both of these plans have been approved by the Company's shareholders. At December 31, 2007, grants outstanding combined with shares available for future grants totaled 613,044 shares under these plans. The plans require that the option price may not be less than the fair market value of the stock at the date the option is granted. The purchase price of exercised options is payable in full in cash or shares of the Company's common stock owned by the optionee at the time the option is exercised. The options expire on dates determined by the Board of Directors, but not later than ten years from the date of grant. Options vest ratably over a five year period. Outstanding options under the 1995 plan are exercisable until their expiration; however, no new options will be granted under this plan. The Plans do not provide for the settlement of awards in cash and new shares are issued upon the exercise of options.

Note 12 Shareholders' Equity, Continued

A summary of the outstanding and vested stock option activity for the year ended December 31, 2007 is as follows:

	Outstanding		Nonvested	
	Shares	Weighted average Exercise Price Per Share	Shares	Weighted Average Fair Value Per Share
Balance, January 1, 2007	342,318	$ 15.54	179,902	$ 5.99
Options granted	65,601	$ 24.57	65,601	$ 6.07
Options vested			(48,409)	$ 5.44
Options exercised	(57,297)	$ 7.74		
Options expired or canceled	(18,312)	$ 22.86	(18,312)	$ 5.97
Balance, December 31, 2007	332,310	$ 18.33	178,782	$ 6.17

A summary of exercisable options as of December 31, 2007 is as follows:

Number of vested stock options	153,528
Weighted average exercise price per share	$ 13.76
Aggregate intrinsic value	$ 694,000
Weighted average remaining contractual term in years	4.69

A summary of options outstanding at December 31, 2007 follows:

Range of Exercise Prices	Number of Options Outstanding December 31, 2007	Weighted Average Remaining Contractual Life	Number of Options Excercisable December 31, 2007
$ 4.29	10,175	2.05 years	10,175
$ 4.55	6,202	.75 years	6,202
$ 7.28	5,712	1.85 years	5,712
$ 7.45	4,632	1.05 years	4,632
$ 8.02	25,699	.75 years	25,699
$ 12.25	37,525	5.25 years	30,111
$ 13.29	883	5.45 years	706
$ 17.62	53,151	6.35 years	31,521
$ 19.01	26,248	7.05 years	9,545
$ 19.15	35,994	7.65 years	15,360
$ 25.22	66,236	8.15 years	13,865
$ 24.57	59,853	9.25 years	
	332,310		153,528

Note 12 Shareholders' Equity, Continued

Common Stock Repurchase Program

On September 20, 2001, the Board of Directors of the Company authorized a stock repurchase program which calls for the repurchase of up to five percent (5%) annually of the Company's outstanding shares of common stock. The repurchases are to be made from time to time in the open market as conditions allow. The Board of Directors has reserved the right to suspend, terminate, modify or cancel this repurchase program at any time for any reason. On October 17, 2007, the Board of Directors of the Company expanded the stock repurchase program for calendar year 2007 by an additional $2,000,000.

Stock Dividend

The Board of Directors declared 5% stock dividends on November 21, 2007, November 15, 2006 and November 16, 2005. All per share and stock option data included in the consolidated financial statements have been retroactively restated to reflect the stock dividends.

Note 13 Regulatory Matters

Dividends

Upon declaration by the Board of Directors of the Company, all shareholders of record will be entitled to receive dividends. The California Financial Code restricts the total dividend payment of any state banking association in any calendar year to the lesser of (1) the bank's retained earnings or (2) the bank's net income for its last three fiscal years, less distributions made to shareholders during the same three-year period. In addition, subject to prior regulatory approval, any state banking association may request an exception to this restriction. In 2006, ARB requested, and received approval for, a one-time payment of $2,500,000. At December 31, 2007, ARB had $1,941,000 in retained earnings available for dividend payments to the Company.

The Company has paid quarterly cash dividends on its common stock since the first quarter of 2004; prior to that, the Company paid cash dividends twice a year since 1992. It is currently the intention of the Board of Directors of the Company to continue payment of cash dividends on a quarterly basis. In 2007, 2006 and 2005, the Company declared cash dividends in the amount of $.58, $.55 and $.49, respectively, per common share. The amounts have been adjusted to reflect 5% stock dividends declared in 2007 and in 2006. There is no assurance, however, that any dividends will be paid in the future since they are subject to regulatory restrictions, and dependent upon earnings, financial condition and capital requirements of the Company and its subsidiaries.

Regulatory Capital

The Company and ARB are subject to certain regulatory capital requirements administered by the Board of Governors of the Federal Reserve System and the FDIC. Failure to meet these minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the banking subsidiaries must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's and ARB's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and its banking subsidiary to maintain minimum amounts and ratios of total and Tier 1 capital to risk-weighted assets and of

Note 13 Regulatory Matters, Continued

Tier 1 capital to average assets. Each of these components is defined in the regulations. Management believes that the Company and its banking subsidiary met all their capital adequacy requirements as of December 31, 2007 and 2006.

In addition, the most recent notifications from the FDIC categorized ARB as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, ARB must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth below. There are no conditions or events since those notifications that management believes have changed the categories.

(dollars in thousands)

	December 31,			
	2007		2006	
	Amount	Ratio	Amount	Ratio
Leverage Ratio				
American River Bankshares and Subsidiaries	$ 42,358	7.7%	$ 45,114	7.8%
Minimum regulatory requirement	$ 21,956	4.0%	$ 23,097	4.0%
American River Bank	$ 42,616	7.8%	$ 45,842	8.0%
Minimum requirement for "Well-Capitalized" institution	$ 27,375	5.0%	$ 28,825	5.0%
Minimum regulatory requirement	$ 21,900	4.0%	$ 23,060	4.0%
Tier 1 Risk-Based Capital Ratio				
American River Bankshares and Subsidiaries	$ 42,358	9.5%	$ 45,114	10.3%
Minimum regulatory requirement	$ 17,926	4.0%	$ 17,450	4.0%
American River Bank	$ 42,616	9.6%	$ 45,842	10.5%
Minimum requirement for "Well-Capitalized" institution	$ 26,775	6.0%	$ 26,087	6.0%
Minimum regulatory requirement	$ 17,850	4.0%	$ 17,391	4.0%
Total Risk-Based Capital Ratio				
American River Bankshares and Subsidiaries	$ 47,963	10.7%	$ 50,572	11.6%
Minimum regulatory requirement	$ 35,874	8.0%	$ 34,932	8.0%
American River Bank	$ 48,198	10.8%	$ 51,282	11.8%
Minimum requirement for "Well-Capitalized" institution	$ 44,656	10.0%	$ 43,522	10.0%
Minimum regulatory requirement	$ 35,725	8.0%	$ 34,818	8.0%

Note 14 Other Noninterest Income and Expense

Other noninterest income consisted of the following *(dollars in thousands)*

	Year Ended December 31,		
	2007	2006	2005
Merchant fee income	$ 544	$ 549	$ 509
Accounts receivable servicing fees (Note 7)	244	372	356
Income from residential lending division	401	256	283
Bank owned life insurance	404	192	178
Other	252	290	283
	$ 1,845	$ 1,659	$ 1,609

Other noninterest expense consisted of the following *(dollars in thousands)*

	Year Ended December 31,		
	2007	2006	2005
Professional fees	$ 832	$ 778	$ 732
Telephone and postage	420	411	439
Directors' expense	378	311	429
Outsourced item processing	374	495	489
Advertising and promotion	338	357	331
Stationery and supplies	322	335	303
Amortization of intangible assets	308	330	352
Donations	62	88	82
Other operating expenses	1,314	1,271	1,231
	$ 4,348	$ 4,376	$ 4,388

Note 15 Employee Benefit Plans

American River Bankshares 401(k) Plan

The American River Bankshares 401(k) Plan commenced January 1, 1993 and is available to all employees. Under the plan, the Company will match 100% of each participants' contribution up to 3% of annual compensation plus 50% of the next 2% of annual compensation. Employer Safe Harbor matching contributions (made after January 1, 2004) are 100% vested upon entering the plan. The Company's contributions made prior to January 1, 2004 vest at a rate of 20% per year over a five year period. The Company's contributions totaled $227,000, $217,000 and $220,000 for the years ended December 31, 2007, 2006 and 2005, respectively.

Employee Stock Purchase Plan

The Company contracts with an administrator for an Employee Stock Purchase Plan which allows employees to purchase the Company's stock at fair market value as of the date of purchase. The Company bears all costs of administering the Plan, including broker's fees, commissions, postage and other costs actually incurred.

Note 15 Employee Benefit Plans, Continued

American River Bankshares Deferred Compensation Plan

The Company has established a Deferred Compensation Plan for certain members of the management team and a Deferred Fee Agreement for Non-Employee Directors for the purpose of providing the opportunity for participants to defer compensation. Participants of the management team, who are selected by a committee designated by the Board of Directors, may elect to defer annually a minimum of $5,000 or a maximum of eighty percent of their base salary and all of their cash bonus. Directors may also elect to defer up to one hundred percent of their monthly fees. The Company bears all administration costs and accrues interest on the participants deferred balances at a rate based on U.S. Government Treasury rates, 8.7% at December 31, 2007. Deferred compensation, including interest earned, totaled $1,769,000, $1,488,000 and $1,147,000 at December 31, 2007, 2006 and 2005, respectively. The expense recognized under this plan totaled $142,000, $113,000 and $78,000 for the years ended December 31, 2007, 2006 and 2005, respectively.

Salary Continuation Plan

The Company has agreements to provide certain current executives, or their designated beneficiaries, with annual benefits for up to 15 years after retirement or death. These benefits are substantially equivalent to those available under life insurance policies purchased by the Company on the lives of the executives. The Company accrues for these future benefits from the effective date of the agreements until the executives' expected final payment dates in a systematic and rational manner. As of December 31, 2007 and 2006, the Company had accrued $521,000 and $352,000, respectively, for potential benefits payable. This payable approximates the then present value of the benefits expected to be provided at retirement. The expense recognized under this plan totaled $169,000, $126,000 and $115,000 for the years ended December 31, 2007, 2006 and 2005, respectively.

Under these plans, the Company invested in single premium life insurance policies with cash surrender values totaling $10,101,000 and $9,697,000 at December 31, 2007 and 2006, respectively. On the consolidated balance sheet, the cash surrender value of life insurance policies is included in accrued interest receivable and other assets. Tax-exempt income on these policies, net of expense, totaled approximately $404,000, $192,000 and $178,000 for the years ended December 31, 2007, 2006 and 2005, respectively.

Note 16 Related Party Transactions

During the normal course of business, the Company enters into transactions with related parties, including Directors and affiliates. These transactions include borrowings from the Company with substantially the same terms, including rates and collateral, as loans to unrelated parties. The following is a summary of the aggregate activity involving related party borrowers during 2007 ***(dollars in thousands)***:

Balance, January 1, 2007	$	2,239
Disbursements		1,354
Amounts repaid		(168)
Balance, December 31, 2007	$	3,425
Undisbursed commitments to related parties,December 31, 2007	$	31

Note 16 Related Party Transactions, Continued

The Company also leases two of its branch facilities from current or former members of the Company's Board of Directors. Rental payments to the Directors totaled $106,000, $118,000 and $115,000 for the years ended December 31, 2007, 2006 and 2005, respectively.

Note 17: Other Comprehensive Income (Loss)

At December 31, 2007, 2006 and 2005, the Company had other comprehensive income (loss) as follows :

(dollars in thousands)

	Before Tax	Tax (Expense) Benefit	After Tax
For the Year Ended December 31, 2007			
Other comprehensive income:			
Unrealized holding gains	$ 1,153	$ (472)	$ 681
Less reclassification adjustment for realized gains included in net income	25	(10)	15
	$ 1,128	$ (462)	$ 666
For the Year Ended December 31, 2006			
Other comprehensive income:			
Unrealized holding gains	$ 323	$ (130)	$ 193
Less reclassification adjustment for realized gains included in net income	1		1
	$ 322	$ (130)	$ 192
For the Year Ended December 31, 2005			
Other comprehensive loss:			
Unrealized holding losses	$ (2,111)	$ 827	$ (1,284)
Less reclassification adjustment for realized gains included in net income	48	(20)	28
	$ (2,159)	$ 847	$ (1,312)

Note 18 Disclosures About Fair Value Of Financial Instruments

Estimated fair values are disclosed for financial instruments for which it is practicable to estimate fair value. These estimates are made at a specific point in time based on relevant market data and information about the financial instruments. These estimates do not reflect any premium or discount that could result from offering the Company's entire holdings of a particular financial instrument for sale at one time, nor do they attempt to estimate the value of anticipated future business related to the instruments. In addition, the tax ramifications related to the realization of unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in any of these estimates.

Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the fair values presented.

The following methods and assumptions were used by the Company to estimate the fair value of its financial instruments at December 31, 2007 and 2006:

Cash and cash equivalents:
For cash and cash equivalents, the carrying amount is estimated to be fair value.

Interest-bearing deposits in banks:
The fair values of interest-bearing deposits in banks are estimated by discounting their future cash flows using rates at each reporting date for instruments with similar remaining maturities offered by comparable financial institutions.

Investment securities:
For investment securities, fair values are based on quoted market prices, where available. If quoted market prices are not available, fair values are estimated using quoted market prices for similar securities and indications of value provided by brokers.

Loans and leases:
For variable-rate loans and leases that reprice frequently with no significant change in credit risk, fair values are based on carrying values. The fair values for other loans and leases are estimated using discounted cash flow analyses, using interest rates being offered at each reporting date for loans and leases with similar terms to borrowers of comparable creditworthiness. The carrying amount of accrued interest receivable approximates its fair value.

FHLB stock:
The carrying amount of FHLB stock approximates its fair value. This investment is carried at cost and is redeemable at par with certain restrictions.

Accounts receivable servicing receivables:
The carrying amount of accounts receivable servicing receivables approximates their fair value because of the relatively short period of time between the origination of the receivables and their expected collection.

Cash surrender value of life insurance policies:
The fair value of life insurance policies are based on cash surrender values at each reporting date as provided by insurers.

Deposits:
The fair values for non-maturing deposits are, by definition, equal to the amount payable on demand at the reporting date represented by their carrying amount. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow analysis using interest rates offered at each reporting date for certificates with similar remaining maturities. The carrying amount of accrued interest payable approximates its fair value.

Short-term and long-term borrowings:
The fair value of short-term borrowings is estimated to be the carrying amount. The fair value of long-term borrowings is estimated using a discounted cash flow analysis using interest rates currently available for similar debt instruments.

Note 18 Disclosures About Fair Value Of Financial Instruments, Continued

Commitments to extend credit:
The fair value of commitments are based on fees currently charged to enter into similar agreements, net of origination fees. These fees were not material at December 31, 2007 and 2006.

The carrying amounts and estimated fair values of the Company's financial instruments are as follows:

(dollars in thousands):

	December 31, 2007		December 31, 2006	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial assets:				
Cash and cash equivalents	$ 17,945	$ 17,945	$ 25,352	$ 25,352
Interest-bearing deposits in banks	4,951	4,963	4,951	4,955
Investment securities	113,724	113,825	148,240	147,929
Loans and leases, net	394,975	393,047	382,993	382,630
FHLB stock	2,800	2,800	3,071	3,071
Accounts receivable servicing receivables	1,666	1,666	2,581	2,581
Accrued interest receivable	2,691	2,691	3,131	3,131
Cash surrender value of life insurance policies	10,101	10,101	9,697	9,697
Financial liabilities:				
Deposits	$ 455,645	$ 456,250	$ 493,875	$ 494,512
Short-term borrowings	51,603	51,603	37,270	37,270
Long-term borrowings			5,000	4,942
Accrued interest payable	747	747	868	868

Note 19: Parent Only Condensed Finanacial Statements

Condensed Balance Sheet

December 31, 2007 and 2006 *(dollars in thousands)*

	2007	2006
Assets		
Cash and due from banks	$ 611	$ 308
Investment in subsidiaries	60,231	63,100
Dividends receivable from subsidiaries	840	300
Other assets	1,873	1,434
	$ 63,555	$ 65,142
Liabilities and Shareholders' Equity		
Liabilities:		
Dividends payable to shareholders	$ 839	$ 848
Other liabilities	2,743	1,923
Total liabilities	3,582	2,771
Shareholders' equity:		
Common stock	45,668	48,246
Retained earnings	14,204	14,690
Accumulated other comprehensive income (loss), net of taxes	101	(565)
Total shareholders' equity	59,973	62,371
	$ 63,555	$ 65,142

Condensed Statement of Income

For the Years Ended December 31, 2007, 2006 and 2005 *(dollars in thousands)*

	2007	2006	2005
Income:			
Dividends declared by subsidiaries—eliminated in consolidation	$ 12,575	$ 9,570	$ 6,522
Management fee from subsidiaries—eliminated in consolidation	3,332	3,174	2,760
Other income	39	20	19
Total income	15,946	12,764	9,301
Expenses:			
Salaries and employee benefits	2,766	2,647	2,338
Professional fees	384	386	225
Directors' expense	288	237	339
Other expenses	696	726	611
Total expenses	4,134	3,996	3,513
Income before equity in undistributed income of subsidiaries	11,812	8,768	5,788
Equity in undistributed (distributed) income of subsidiaries	(3,637)	(28)	3,107
Income before income taxes	8,175	8,740	8,895
Income tax benefit	303	322	289
Net income	$ 8,478	$ 9,062	$ 9,184

Note 19: Parent Only Condensed Financial Statements, Continued

Consolidated Statement of Cash Flows

For the Years Ended December 31, 2007, 2006 and 2005 *(dollars in thousands)*

	2007	2006	2005
Cash flows from operating activities:			
Net income	$ 8,478	$ 9,062	$ 9,184
Adjustments to reconcile net income to net cash provided by operating activities:			
Undistributed (distributed) earnings of subsidiaries	3,637	28	(3,107)
(Increase) decrease in dividends receivable from subsidiaries	(540)	542	9,143
Stock option compensation expense	301	221	
(Increase) decrease in other assets	(500)	(206)	74
Increase (decrease) in other liabilities	820	32	(692)
Net cash provided by operating activities	12,196	9,679	14,602
Cash flows from investing activities:			
Cash paid to Bank of Amador shareholders			(12,730)
Purchase of equipment	(41)	(58)	(353)
Net cash used in investing activities	(41)	(58)	(13,083)
Cash flows from financing activities:			
Cash dividends paid	(3,328)	(3,325)	(2,753)
Exercise of stock options, including tax benefit	679	441	945
Cash paid to repurchase common stock	(9,194)	(6,724)	(2,017)
Cash paid for fractional shares	(9)	(21)	(32)
Net cash used in financing activities	(11,852)	(9,629)	(3,857)
Net increase (decrease) in cash and cash equivalents	303	(8)	(2,338)
Cash and cash equivalents at beginning of year	308	316	2,654
Cash and cash equivalents at end of year	$ 611	$ 308	$ 316
Non-cash financing activities:			
Dividends declared and unpaid	$ 839	$ 848	$ 841
Cumulative effect of adopting SAB 108, net of taxes		$ 214	


American River
Bankshares


END